Exhibit 99.3

EXECUTION VERSION

ENERMARK INC.

U.S. $54,000,000

5.46% Senior Notes due October 1, 2015

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NOTE PURCHASE AGREEMENT

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Dated as of October 1, 2003

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SCHEDULE A	-	Information Relating to Purchasers

SCHEDULE B	-	Defined Terms

SCHEDULE 4.9	-	Changes in Legal Structure

SCHEDULE 5.3	-	Disclosure Materials

SCHEDULE 5.4	-	Subsidiaries of the Company and Ownership of Subsidiary Stock

SCHEDULE 5.5	-	Financial Statements

SCHEDULE 5.8	-	Certain Litigation

SCHEDULE 5.11	-	Patents, Etc.

SCHEDULE 5.14	-	Use of Proceeds

SCHEDULE 5.15	-	Existing Debt

EXHIBIT 1	-	Form of 5.46% Senior Note due October 1, 2015

EXHIBIT 2.2	-	Form of Subsidiary Guaranty

EXHIBIT 2.3	-	Form of Subordination Agreement

EXHIBIT 4.4(a)	-	Form of Opinion of Special Canadian Counsel to the Company, the Fund and the Subsidiary Guarantor

EXHIBIT 4.4(b)	-	Form of Opinion of Special Canadian Counsel to the Purchasers

EXHIBIT 4.4(c)	-	Form of Opinion of Special Counsel to the Purchasers

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ENERMARK INC.
THE DOME TOWER
3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada  T2P 2Z1

U.S. $54,000,000 5.46% Senior Notes due OCTOBER 1, 2015

Dated as of
October 1, 2003

TO THE PURCHASER LISTED IN THE ATTACHED
  SCHEDULE A WHO IS A SIGNATORY HERETO:

Ladies and Gentlemen:

ENERMARK INC., a body corporate constituted under the laws of Alberta (the “Company”) and, for purposes of Section 10.10, ENERPLUS RESOURCES FUND, a trust formed in accordance with the laws of Alberta (the “Fund”) and ENERPLUS RESOURCES CORPORATION, a body corporate amalgamated under the laws of Alberta and ENERPLUS OIL & GAS LTD., a body corporate incorporated under the laws of Alberta (each, a “Subsidiary Guarantors” and collectively, the “Subsidiary Guarantors”), hereby agree with you as follows:

SECTION 1.	AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of U.S. $54,000,000 aggregate principal amount of its 5.46% Senior Notes due October 1, 2015 (the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 13 of this Agreement or the Other Agreements (as hereinafter defined)).  The Notes shall be substantially in the form set out in Exhibit 1, with such changes therefrom, if any, as may be approved by you and the Company.  Certain capitalized terms used in this Agreement are defined in Schedule B; references to a “Section,” “Schedule” or an “Exhibit” are, unless otherwise specified, to a Section of, or a Schedule or an Exhibit attached to, this Agreement.

SECTION 2.	SALE AND PURCHASE OF NOTES.

Section 2.1.                      Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement, the Company will issue and sell to you and you will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount specified opposite your name in Schedule A at the purchase price of 100% of the principal amount thereof.  Contemporaneously with entering into this Agreement, the Company is entering into separate Note Purchase Agreements (the “Other Agreements”) identical with this Agreement with each of the other purchasers named in Schedule A (the “Other Purchasers”), providing for the sale at such Closing to each of the Other Purchasers of Notes in the principal amount specified opposite its name in Schedule A.  Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.

                          Section 2.2.Subsidiary Guaranty.  Payment by the Company of all amounts due with respect to the Notes shall be absolutely and unconditionally guaranteed by the Subsidiary Guarantors pursuant to a guaranty agreement dated as of the date hereof substantially in the form attached to this Agreement as Exhibit 2.2 (the “Subsidiary Guaranty”) in favor of the holders of the Notes.

                          Section 2.3.Subordination Agreements.  The Fund, the Subsidiary Guarantors, Enerplus Energy Ltd. (“EEL”), a body corporate incorporated under the laws of Alberta, for and on behalf of itself and PCC Limited Partnership, a limited partnership formed in accordance with the laws of Alberta (“PCCLP”), and the Company on behalf of Enerplus Limited Partnership, a limited partnership formed in accordance with the laws of Alberta (“Enerplus LP”), shall enter into separate and several Subordination Agreements dated as of the date hereof substantially in the form attached to this Agreement as Exhibit 2.3 (individually, a “Subordination Agreement,” and, collectively, the “Subordination Agreements”) pursuant to which each of the Fund, the Subsidiary Guarantors EEL, PCCLP, and the Company on behalf of Enerplus LP will subordinate its right to receive payments of Debt, interest accrued thereon and premium, if any, royalty payments and obligations and all other sums which may from time to time be due and owing to it (a) from the Company, the Subsidiary Guarantors or any other Restricted Subsidiary to the Fund (for the Fund’s Subordination Agreement) and to EEL, PCCLP and Enerplus LP (for their respective Subordination Agreements) and (b) from the Company (for the Subsidiary Guarantors’ Subordination Agreement), in each case, to the prior payment in full in cash of the Notes, all upon the terms and conditions set forth in the Subordination Agreements.

SECTION 3.	CLOSING.

The sale and purchase of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, at 10:00 a.m. Chicago time, at a closing (the “Closing”) on October 1, 2003.  At the Closing, the Company will deliver to you the Notes to be purchased by you in the form of a single Note (or such greater number of Notes in denominations of at least U.S. $1,000,000 as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to account number [Information Redacted].  If at the Closing the Company shall fail to tender such Notes to you as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

SECTION 4.	CONDITIONS TO CLOSING.

Your obligation to purchase and pay for the Notes to be sold to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

                          Section 4.1.Representations and Warranties.  (a) The representations and warranties of the Company in this Agreement shall be correct when made and at the time of the Closing.

              (b)The representations and warranties of the Fund in the Subordination Agreement to which it is a party shall be correct when made and at the time of the Closing.

              (c)The representations and warranties of the Subsidiary Guarantors in the Subsidiary Guaranty shall be correct when made and at the time of the Closing.

                          Section 4.2.Performance; No Default.  Each of the Company, the Fund and the Subsidiary Guarantors shall have performed and complied with all agreements and conditions contained in this Agreement, the Subsidiary Guaranty or the Subordination Agreements required to be performed or complied with by the Company, the Fund or the Subsidiary Guarantors, as the case may be, prior to or at the Closing, and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Schedule 5.14), no Default or Event of Default shall have occurred and be continuing.  The Company shall not have entered into, or permitted or caused the Fund or any Restricted Subsidiary to enter into, any transaction since the date of the Memorandum that would have been prohibited by Section 10 hereof had such Section applied since such date.

                          Section 4.3.Compliance Certificates.

              (a)Company Officer’s Certificate.  The Company shall have delivered to you an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(a), 4.2 and 4.9 (as such conditions relate to the Company) have been fulfilled.

              (b)Fund Officer’s Certificate.  The Company, for and on behalf of the Fund, shall have delivered to you an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(b), 4.2 and 4.9 (as such conditions relate to the Fund) have been fulfilled.

              (c)Subsidiary Guarantors’ Certificates.  Each of the Subsidiary Guarantors shall have delivered to you a certificate of an authorized officer, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(c), 4.2 and 4.9 (as such conditions relate to such Subsidiary Guarantor) have been fulfilled.

              (d)Company Secretary’s Certificate.  The Company shall have delivered to you a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery by the Company of the Notes and the Agreements.

              (e)Fund Secretary’s Certificate.  The Company, for and on behalf of the Fund, shall have delivered to you a certificate certifying as to the resolutions attached thereto and other legal proceedings relating to the authorization, execution and delivery by the Fund of the Subordination Agreement to which it is a party.

              (f)Subsidiary Guarantors Secretary’s Certificate.  Each of the Subsidiary Guarantors shall have delivered to you a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery by the Subsidiary Guarantors of the Subsidiary Guaranty and the Subordination Agreement to which it is a party.

              (g)Subordinators Secretary’s Certificate.  Each of EEL, PCCLP and Enerplus LP shall have delivered to you a certificate certifying as to the resolutions attached thereto and the other corporate or partnership proceedings relating to the authorization, execution and delivery of the Subordination Agreement to which it is a party.

                          Section 4.4.Opinions of Counsel.  You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Blake, Cassels & Graydon LLP, special Canadian counsel for the Company, the Fund and the Subsidiary Guarantor covering the matters set forth in Exhibit 4.4(a) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company, the Fund and the Subsidiary Guarantors hereby instruct their counsel to deliver such opinion to you) (b) from Fraser Milner Casgrain, your special Canadian counsel, covering the matters set forth in Exhibit 4.4(b) and covering such other matters incident to the transaction contemplated hereby as you may reasonably request, and (c) from Chapman and Cutler LLP, your special counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(c) and covering such other matters incident to such transactions as you may reasonably request.

                          Section 4.5.Purchase Permitted by Applicable Law, Etc.  On the date of the Closing your purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof.  If requested by you, you shall have received on the date of the Closing an Officer’s Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.

                          Section 4.6.Sale of Other Notes.  Contemporaneously with the Closing, the Company shall sell to the Other Purchasers, and the Other Purchasers shall purchase, the Notes to be purchased by them at the Closing as specified in Schedule A.

                          Section 4.7.Payment of Special Counsel Fees.  Without limiting the provisions of Section 15.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of your special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

                         Section 4.8.Private Placement Number.  A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for the Notes.

                          Section 4.9.Changes in Legal Structure.  Except as specified in Schedule 4.9, neither the Company, the Fund nor the Subsidiary Guarantors shall have changed its jurisdiction of organization or been a party to any merger, consolidation or amalgamation and none of them shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

                          Section 4.10.Certain Agreements.  On the date of the Closing, the Subsidiary Guaranty and each Subordination Agreement shall have been duly executed and delivered by the parties thereto, shall be in full force and effect and you shall have received true, correct and complete copies of each of them.

                          Section 4.11.Funding Instructions.  At least three Business Days prior to the date of the Closing, you shall have received written instructions executed by a Responsible Officer of the Company directing the manner of the payment of funds and setting forth (1) the name and address of the transferee bank, (2) such transferee bank’s ABA number, (3) the account name and number into which the purchase price for the Notes is to be deposited, and (4) the name and telephone number of the account representative responsible for verifying receipt of such funds.

                          Section 4.12.Proceedings and Documents.  All legal and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

SECTION 5.	REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants to you on and as of the date of the Closing that:

                          Section 5.1.Organization; Power and Authority.  The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as an extra-provincial or a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Other Agreements and the Notes and to perform the provisions hereof and thereof.  The Company is subject to the relevant commercial law and civil law and is generally subject to suit and it is not, nor does any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise.  The Company represents that the execution and delivery of this Agreement, the Other Agreements and the Notes constitute private and commercial acts rather than governmental or public acts of the Company.

                          Section 5.2.Authorization, Etc.  This Agreement, the Other Agreements and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                          Section 5.3.Disclosure.  The Company, through its agent, Citigroup Global Markets, Inc. has  delivered to you and each Other Purchaser a copy of a Confidential Offering Memorandum dated August 18, 2003 (the “Memorandum”), relating to the transactions contemplated hereby.  The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Restricted Subsidiaries.  Except as disclosed in Schedule 5.3, this Agreement, the Memorandum, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  Except as disclosed in the Memorandum or as expressly described in Schedule 5.3, or in one of the documents, certificates or other writings identified therein, or in the financial statements listed in Schedule 5.5, since December 31, 2002, there has been no change  in  the  financial  condition, operations, business, properties or prospects of the Company or any Restricted Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.  There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.

                          Section 5.4.Organization and Ownership of Shares of Subsidiaries; Affiliates.  (a) Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, (ii) of the Company’s Affiliates, other than Subsidiaries, and (iii) of the Company’s directors and senior officers.

              (b)All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

             (c)Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as an extra-provincial or a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

              (d)No Restricted Subsidiary is a party to, or otherwise subject to, any legal restriction or any agreement (other than this Agreement and customary limitations imposed by corporate law or legally equivalent statutes) restricting the ability of such Restricted Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Restricted Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Restricted Subsidiary.

                          Section 5.5.Financial Statements.  The Company has delivered to each Purchaser copies of the financial statements of the Fund listed on Schedule 5.5.  All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Fund and its consolidated Subsidiaries as of the respective dates specified in such financial statements and the consolidated results of the Fund’s operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

                          Section 5.6.Compliance with Laws, Other Instruments, Etc.  The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Restricted Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Company or any Restricted Subsidiary is bound or by which the Company or any Restricted Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Restricted Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Restricted Subsidiary.

                          Section 5.7.Governmental Authorizations, Etc.  No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes.

                          Section 5.8.Litigation; Observance of Agreements, Statutes and Orders.  (a) Except as disclosed in Schedule 5.8, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Restricted Subsidiary or any property of the Company or any Restricted Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

              (b)Neither the Company nor any Restricted Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including, without limitation, Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

                          Section 5.9.Taxes.  The Company and its Restricted Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Restricted Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP.  The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Company and its Restricted Subsidiaries in respect of Canadian federal, provincial or other taxes for all fiscal periods are adequate.  The Canadian federal and provincial income tax liabilities, if any, of the Company and its Restricted Subsidiaries have been assessed by Canada Customs and Revenue Agency and paid for all fiscal years up to and including the fiscal year ended December 31, 2002.

                          Section 5.10.Title to Property; Leases.  The Company and its Restricted Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Restricted Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement.  All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

                          Section 5.11.Licenses, Permits, Etc.  Except as disclosed in Schedule 5.11,

                 (a)the Company and its Restricted Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others;

                 (b)to the best knowledge of the Company, no product of the Company infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

                 (c)to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Restricted Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any of its Restricted Subsidiaries.

                          Section 5.12.Compliance with Pension Laws.  (a) To the extent applicable, the Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as could not be individually or in the aggregate Material.

              (b)To the extent applicable, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities.  The term “benefit  liabilities” has the meaning specified in Section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in Section 3 of ERISA.

              (c)To the extent applicable, the Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

              (d)To the extent applicable, the expected post-retirement benefit obligation (determined as of the last day of the Company’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Company and its Restricted Subsidiaries is not Material.

              (e)Each Non-U.S. Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities; neither the Company nor any Restricted Subsidiary has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Pension Plan; and the present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Pension Plan, determined as of the end of the Company’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Pension Plan allocable to such benefit liabilities.  All contributions required to be made with respect to a Non-U.S. Pension Plan have been timely made.

              (f)The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code.  The representation by the Company in the first sentence of this Section 5.12(f) is made in reliance upon and subject to the accuracy of your representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by you.

                          Section 5.13.Private Offering by the Company.  Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than you, the Other Purchasers and not more than 20 other Institutional Investors, each of which has been offered the Notes at a private sale for investment.  Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act.

                          Section 5.14.Use of Proceeds; Margin Regulations.  The Company will apply the proceeds of the sale of the Notes as set forth in Schedule 5.14.  No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  Margin stock does not constitute more than 2% of the value of the consolidated assets of the Company and its Restricted Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 2% of the value of such assets.  As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

                          Section 5.15.Existing Debt; Future Liens.  (a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Fund and all outstanding Debt of the Company and its Restricted Subsidiaries as of June 30, 2003, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Fund, the Company or its Restricted Subsidiaries.  Neither the Fund, the Company nor any Restricted Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Fund, the Company or such Restricted Subsidiary and no event or condition exists with respect to any Debt of the Fund, the Company or any Restricted Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

                 (b)Except as disclosed in Schedule 5.15, neither the Fund, the Company nor any Restricted Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.4.

                          Section 5.16.Foreign Assets Control Regulations, Etc.  Neither the sale of the Notes by the Company hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.  Without limiting the foregoing, (a) neither the Company nor any Subsidiary (i) is or will become a person whose property or interests in property are blocked pursuant to Section 1 of United States Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (ii) to its knowledge, engages or will engage in any dealings or transactions, or be otherwise associated, with any such person and (b) the Company and its Restricted Subsidiaries are in compliance, in all Material respects, with the U.S.A. Patriot Act of 2001 (signed into law October 26, 2001).

                          Section 5.17.Status under Certain Statutes.  Neither the Company nor any Restricted Subsidiary is an “investment company” registered or required to be registered subject to regulation under the Investment Company Act of 1940, as amended, or is subject to regulation under the Public Utility Holding Company Act of 1935, as amended, or the Federal Power Act, as amended.

                          Section 5.18.Notes Rank Pari Passu.  The obligations of the Company under this Agreement and the Notes rank at least pari passu  in right of payment with all other senior unsecured Debt (actual or contingent) of the Company, including, without limitation, all senior unsecured Debt of the Company described in Schedule 5.15.

                          Section 5.19.Environmental Matters.  Neither the Company nor any Restricted Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Restricted Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.  Except as otherwise disclosed to you in writing:

                 (a)neither the Company nor any Restricted Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

                 (b)neither the Company nor any of its Restricted Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

                 (c)all buildings on all real properties now owned, leased or operated by the Company or any of its Restricted Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.	REPRESENTATIONS OF THE PURCHASER.

                          Section 6.1.Purchase for Investment.  You represent that (a) you are purchasing the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds and not with a view to the distribution thereof; provided that the disposition of your or their property shall at all times be within your or their control and (b) you are an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.  You understand that the Notes have not been registered under the Securities Act or qualified for distribution by a prospectus under Canadian federal or provincial securities laws and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be resold in Canada only in compliance with applicable Canadian federal and provincial securities laws and that the Company is not required to register the Notes in the United States or Canada.

                          Section 6.2.Source of Funds.  You represent that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by you to pay the purchase price of the Notes to be purchased by you hereunder:

                 (a)the Source is an “insurance company general account” within the meaning of Department of Labor Prohibited Transaction Exemption (“PTE”) 95-60 (issued July 12, 1995) and there is no employee benefit plan, treating as a single plan, all plans maintained by the same employer or employee organization, with respect to which the amount of the general account reserves and liabilities for all contracts held by or on behalf of such plan, exceed ten percent (10%) of the total reserves and liabilities of such general account (exclusive of separate account liabilities) plus surplus, as set forth in the NAIC Annual Statement filed with your State of domicile; or

                 (b)the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as you have disclosed to the Company in writing pursuant to this Section 6.2(b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

                 (c)the Source constitutes assets of an “investment fund” (within the meaning of Part V of the QPAM Exemption) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part V of the QPAM Exemption), no employee benefit plan’s assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part l(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a Person controlling or controlled by the QPAM (applying the definition of “control” in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this Section 6.2(c); or

                 (d)the Source is a governmental plan; or

                 (e)the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this Section 6.2(e); or

                 (f)the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

SECTION 7.	INFORMATION AS TO THE COMPANY.

                          Section 7.1.Financial and Business Information.  The Company shall deliver to each holder of Notes that is an Institutional Investor:

                 (a)Quarterly Statements - within 60 days after the end of each quarterly fiscal period in each fiscal year of the Fund (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of:

                 (i)an unaudited consolidated balance sheet of the Fund (on a consolidated basis with respect to the Fund and its consolidated Subsidiaries) as at the end of such quarter, and

                 (ii)unaudited consolidated statements of earnings, retained earnings and cash flows of the Fund (on a consolidated basis with respect to the Fund and its consolidated Subsidiaries) for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Fund being reported on and the results of operations and cash flows;

                 (b)Annual Statements - within 120 days after the end of each fiscal year of the Fund, duplicate copies of,

                 (i)a consolidated balance sheet of the Fund (on a consolidated basis with respect to the Fund and its consolidated Subsidiaries), as at the end of such year, and

                 (ii)consolidated statements of earnings, retained earnings and cash flows in financial position of the Fund (on a consolidated basis with respect to the Fund and its consolidated Subsidiaries), for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by a report thereon of a firm of independent chartered accountants selected by the Fund to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Fund and its consolidated Subsidiaries and their consolidated results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards and included such tests of the accounting records and such other auditing procedures as said accountants deemed necessary in the circumstances.

                 (c)Alberta Securities Commission and Other Reports - promptly upon their becoming available, one copy of (i) each financial statement sent by the Fund, the Company or any Restricted Subsidiary to securities holders generally, and (ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Fund, the Company or any Restricted Subsidiary with any securities commission, including, without limitation, the Alberta Securities Commission or the United States Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States Federal or state or provincial securities regulatory authority or with any Canadian or United States stock exchange and of all press releases and other statements made available generally by the Fund, the Company or any Restricted Subsidiary to the public concerning developments that are Material;

                 (d)Notice of Default or Event of Default - promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(g), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

                 (e)ERISA Matters - promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

                 (i)with respect to any Plan, any reportable event, as defined in Section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

                 (ii)the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

                 (iii)any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

                 (f)Notices from Governmental Authority - promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Restricted Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

                 (g)Current Reserve Reports - concurrently with the delivery of the annual financial statements of the Fund pursuant to Section 7.1(b), a Current Reserve Report pertaining to the immediately preceding fiscal year;

                 (h)Unrestricted Subsidiaries - if and for so long as Unrestricted Subsidiaries contribute in the aggregate 10% or more of the consolidated revenue of the Fund and its consolidated Subsidiaries, then the Fund shall be required, within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Restricted Group pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to Unrestricted Subsidiaries, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Fund and its consolidated Subsidiaries, with the effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall apply to the Restricted Group, rather than the Fund and its consolidated Subsidiaries; and

                 (i)Requested Information - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any of its Restricted Subsidiaries or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes, including without limitation, such information as is required by SEC Rule 144A under the Securities Act to be delivered to any prospective transferee of the Notes.

                          Section 7.2.Officer’s Certificate.  Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth:

                 (a)Covenant Compliance - the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.1 through 10.7 hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

                 (b)Event of Default - a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

                          Section 7.3.Inspection.  The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

                 (a)No Default - if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Restricted Group with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Restricted Group, all at such reasonable times and as often as may be reasonably requested in writing; and

                 (b)Default - if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Restricted Group, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Fund and Company authorize said accountants to discuss the affairs, finances and accounts of the Restricted Group), all at such times and as often as may be requested.

SECTION 8.	PAYMENT OF THE NOTES.

                          Section 8.1.Required Repayments. In addition to paying the remaining outstanding principal amount of and the interest due on the Notes on the maturity date thereof, on October 1, 2011 and on each October 1 thereafter to and including October 1, 2014 the Company will repay $10,800,000 principal amount (or such lesser principal amount as shall then be outstanding) of the Notes at par and without payment of the Make-Whole Amount or any premium.

                          Section 8.2.Optional Prepayments.  The Company may, at its option, upon notice provided below, prepay at any time all, or from time to time any part of, the Notes in an amount not less than 10% of the aggregate principal amount of the Notes then outstanding, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.5), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall also be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to any prepayment pursuant to this Section 8.2, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

                          Section 8.3.Designated Event.

              (a)Notice of Designated Event. The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of any Designated Event, give written notice of such Designated Event to each holder of Notes unless notice in respect of such Designated Event shall have been given pursuant to Section 8.3(b).  If the Company for any reason whatsoever fails to comply with Section 10.11, it shall offer to prepay Notes as described in Section 8.3(c) and the offer shall be accompanied by the certificate described in Section 8.3(g).

              (b)Condition to Company Action.  The Company will not take any action that consummates or finalizes a Designated Event unless at least 15 days prior to such action it shall have given to each holder of Notes written notice of its intention to prepay the Bank Facility as a result thereof, describing such Designated Event and the amount of such payment.

              (c)Offer to Prepay Notes.  The offer to prepay Notes contemplated by Section 8.3(a) shall be an offer to prepay, in accordance with and subject to this Section 8.3, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the “Proposed Prepayment Date”) on an equal and pro rata basis with each of the Lenders which are being prepaid pursuant to the Bank Facility as a result of the occurrence of such Designated Event.  If such Proposed Prepayment Date is in connection with an offer contemplated by Section 8.3(a), such date shall be not less than 15 days and not more than 20 days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 15th day after the date of such offer).

              (d)Rejection. A holder of Notes may accept the offer to prepay made pursuant to this Section 8.3 by causing a notice of such acceptance to be delivered to the Company not later than 10 days after receipt by such holder of the most recent offer of prepayment.  A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.3 shall be deemed to constitute a rejection of such offer by such holder.

              (e)Prepayment.  Prepayment of the Notes to be prepaid pursuant to this Section 8.3 shall be at 100% of the principal amount of such Notes, together with interest on such Notes accrued to the date of prepayment, but without the Make-Whole Amount or any other premium.  The prepayment shall be made on the Proposed Prepayment Date except as provided in Section 8.3(f).

              (f)Deferral Pending Designated Event.  The obligation of the Company to prepay Notes pursuant to the offers required by Section 8.3(c) and accepted in accordance with Section 8.3(d) is subject to the occurrence of the Designated Event in respect of which such offers and acceptances shall have been made.  In the event that such Designated Event has not occurred on the Proposed Prepayment Date in respect thereof, the prepayment shall be deferred until, and shall be made on, the date on which such Designated Event occurs.  The Company shall keep each holder of Notes reasonably and timely informed of (i) any such deferral of the date of prepayment, (ii) the date on which such Designated Event and the prepayment are expected to occur, and (iii) any determination by the Company that efforts to effect such Designated Event have ceased or been abandoned (in which case the offers and acceptances made pursuant to this Section 8.3 in respect of such Designated Event shall be deemed rescinded).

              (g)Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.3 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.3; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 8.3 have been fulfilled; and (vi) in reasonable detail, the nature and date or proposed date of the Designated Event.

                         Section 8.4.Redemption for Reasons of Taxation.  If in the good faith opinion of the Board of Directors of the Company (which determination shall be accompanied by a written opinion of an independent tax counsel of recognized national standing to the same such effect), the Company would be obligated to pay a Tax Indemnity Amount greater than 10% of any interest payment in respect of the Notes pursuant to Section 14.3 as a result of a change of tax law after the date of this Agreement, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 14.3, the Company may, by giving written notice to each holder of the Notes not less than 30 days nor more than 60 days before the date fixed for a prepayment pursuant to this Section 8.4, prepay all (but not less than all) of the outstanding Notes with respect to which any such amounts will be payable by payment of the principal amount of the Notes and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 14.3, and a premium equal to the Make-Whole Amount, determined as of two Business Days prior to the date of such prepayment pursuant to this Section 8.4, which Make-Whole Amount shall be determined free and clear of Taxes.  At any time on or after the date on which any holder of the Notes receives notice pursuant to this Section 8.4 that the Company intends to prepay the Notes held by such holder pursuant to this Section 8.4, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Company in the manner provided in Section 18, irrevocably waive any and all right to any payment of any additional amounts the Company would become obligated to pay under Section 14.3 as a result of any deduction or withholding which would be required with respect to any Relevant Tax, such waiver to be effective as of the date of delivery by the Company of such notice of prepayment and to survive termination of this Agreement and payment in full of the Notes, provided that no such waiver shall be deemed to constitute a waiver of any right to receive a payment in full under Section 14.3 in respect of any other event or condition that shall have given rise to the Company’s prepayment right under this Section 8.4, including, without limitation, any increase in the amount of any payment that a holder of any Note would be entitled to receive under Section 14.3 notwithstanding any waiver previously delivered pursuant to this Section 8.4.  Effective upon receipt of notice of such waiver, the Company shall then cease to have any right of prepayment with respect to such Notes under this Section 8.4 in respect of the Relevant Tax to which the notice relates.  True, correct and complete copies of any determination by the Board of Directors of the Company as to the existence of any such obligation to pay a Relevant Tax as hereinabove contemplated and the opinion of independent tax counsel of recognized standing to the same such effect shall be furnished to each holder of the Notes which accepts prepayment thereof pursuant to this Section 8.4 concurrently with such prepayment.

                          Section 8.5.Allocation of Partial Prepayments.  In the case of each partial prepayment of the Notes pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.  All prepayments pursuant to Section 8.3 or 8.4 shall be applied as therein provided.

                          Section 8.6.Maturity; Surrender, Etc.  In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

                          Section 8.7.Purchase of Notes.  The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes.  The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

                          Section 8.8.Make-Whole Amount.  The term “Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal; provided that the Make-Whole Amount may in no event be less than zero.  For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or 8.4 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, (a) 0.50% in the case of any prepayment of the Notes pursuant to Section 8.2 or in the case of the acceleration of the Notes pursuant to Section 12.1 or (b) 0.75% in the case of any prepayment or payment of the Notes pursuant to Section 8.4 over, in each such case the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page USD” of the Bloomberg Financial Markets Services Screen (or, if not available, any other national recognized trading screen reporting on-line intraday trading in the U.S. Treasury securities) for actively traded on-the-run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded on-the-run U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (1) the actively traded on-the-run U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded on-the-run U.S. Treasury security with the maturity closest to and less than the Remaining Average Life.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Sections 8.2, 8.4 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or 8.4 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

SECTION 9.	AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

                          Section 9.1.Compliance with Law.  (a) The Company will, and will cause each of its Restricted Subsidiaries to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA and applicable laws in respect of Non-U.S. Pension Plans and all Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

              (b)Without limiting Section 9.1(a), the Company will not, and will not permit any of its Restricted Subsidiaries, to take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Material Lien on any property of the Company or any Restricted Subsidiary pursuant to any Canadian federal or provincial law, nor will the Company or any of its Restricted Subsidiaries withdraw from any multiemployer plan if such withdrawal would subject the Company or any of its Restricted Subsidiaries to a liability that would have a Material Adverse Effect.

                          Section 9.2.Insurance.  The Company will, and will cause each of its Restricted Subsidiaries to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

                          Section 9.3.Maintenance of Properties.  The Company will, and will cause each of its Restricted Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section 9.3 shall not prevent the Company or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                          Section 9.4.Payment of Taxes and Claims.  The Company will, and will cause each of its Restricted Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Restricted Subsidiary; provided that neither the Company nor any Restricted Subsidiary need pay any such tax or assessment or claims if (a) the amount, applicability or validity thereof is contested by the Company or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Restricted Subsidiary or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

                          Section 9.5.Legal Existence, Etc.  The Company will at all times preserve and keep in full force and effect its corporate existence.  Subject to Sections 10.6 and 10.7, the Company will at all times preserve and keep in full force and effect the legal existence of each of its Restricted Subsidiaries (unless merged, amalgamated, consolidated or wound-up into the Company or a Wholly-owned Restricted Subsidiary) and all rights and franchises of the  Company and its Restricted Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

                          Section 9.6.Nature of Business.  Neither the Company nor any Restricted Subsidiary will engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company and its Restricted Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.

                          Section 9.7.Notes to Rank Pari Passu.  The Notes and all other obligations under this Agreement of the Company are and at all times shall remain direct and unsecured obligations of the Company ranking pari passu as against the assets of the Company with all other present and future unsecured Debt (actual or contingent) of the Company which is not expressed to be subordinate or junior in rank to any other unsecured Debt of the Company.

                          Section 9.8.Subsidiary Guaranty and Subordination Agreement.  The Company will cause each Subsidiary which it designates after the date of the Closing as a Restricted Subsidiary or which becomes a guarantor of Debt of the Company outstanding pursuant to the Bank Facility, to concurrently therewith enter into and become a party to the Subsidiary Guaranty and a Subordination Agreement, and within three Business Days thereafter shall deliver to each of the holders of the Notes the following items:

                 (a)an executed counterpart of (i) a joinder agreement in respect of the Subsidiary Guaranty and (ii) such Subordination Agreement;

                 (b)a certificate signed by the President, a Vice President or another authorized officer of such Restricted Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7, but with respect to such Restricted Subsidiary, the Subsidiary Guaranty and the Subordination Agreement to which it is a party;

                 (c)such documents and evidence with respect to such Restricted Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Restricted Subsidiary and the authorization of the transactions contemplated by the Subsidiary Guaranty and such Subordination Agreement as it pertains to such Restricted Subsidiary; and

                 (d)an opinion of independent counsel satisfactory to the Required Holders to the effect that the Subsidiary Guaranty and such Subordination Agreement have been duly authorized, executed and delivered and constitute the legal, valid and binding contracts and agreements of such Restricted Subsidiary enforceable in accordance with their respective terms, subject to customary exceptions and assumptions.

SECTION 10.	NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

                          Section 10.1.Interest Coverage Ratio.  The Company will at all times keep and maintain the ratio of (a) Consolidated EBITDA for the four immediately preceding fiscal quarters to (b) Consolidated Interest Expense for such four fiscal quarter period at not less than 4.0 to 1.0.

                          Section 10.2.Maximum Debt to Consolidated Present Value of Total Proven Reserves.  The Company will not, as at the end of each fiscal year, permit Consolidated Debt to exceed 60% of the Present Value of Consolidated Total Proven Reserves, determined and calculated not later than the last day of the first fiscal quarter of the next succeeding fiscal year of the Company.

                          Section 10.3.Limitation on Debt.  (a) The Company will not at any time permit the ratio of (i) Consolidated Debt to (ii) Consolidated EBITDA for each period of four consecutive fiscal quarters to exceed 3.0 to 1.0; provided that notwithstanding the foregoing such ratio may exceed 3.0 to 1.0, but in no event exceed 3.5 to 1.0, for a maximum period of six calendar months from the calendar month on which such ratio so exceeds 3.0 to 1.0.

              (b)The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or otherwise incur or in any manner become liable in respect of any Priority Debt, unless at the time of the creation, issuance, assumption, guaranty or incurrence thereof and giving effect thereto and to the application of the proceeds thereof, the aggregate amount of all Consolidated Priority Debt (including the Priority Debt then to be created, issued, assumed, guaranteed or otherwise incurred) shall not exceed 20% of Consolidated Net Worth.

                          Section 10.4.Limitation on Liens.  The Company will not, and will not permit any Restricted Subsidiary to, create or incur, or suffer to be incurred or to exist, any Lien on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices, except:

                 (a)Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Company or any Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (b)Liens of any judgments rendered, or claim filed, against the Company or any Restricted Subsidiary which the Company or any such Restricted Subsidiaries shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (c)Liens imposed or permitted by law, such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Company or any Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien the Company and/or such Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (d)undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the Company or any Restricted Subsidiary or any of their respective properties or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such Restricted Subsidiary; provided that any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (e)Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favor of any other Person conducting the development or operation of the property to which such Liens relate, for the Company’s or any Restricted Subsidiary’s portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money; provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such Restricted Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (f)overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on petroleum substance production in respect of the Company’s or any Restricted Subsidiary’s oil and gas properties that are entered into with or granted on an arm’s length basis to third parties in the ordinary course of business and for the purpose of carrying on the same and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted, but not, in any event, in connection with the borrowing of money;

                 (g)Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Company’s or any Restricted Subsidiary’s oil and gas properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (h)easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Company or any of its Restricted Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Company and its Restricted Subsidiaries taken as a whole;

                 (i)Liens arising in connection with workers’ compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money; provided that (i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith and (ii) any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

                 (j)Liens in favor of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business operations of the Company and its Restricted Subsidiaries; provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such security interest in the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole;

                 (k)the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

                 (l)all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

                 (m)Liens securing Debt of a Restricted Subsidiary to the Company or to another Wholly-owned Restricted Subsidiary;

                 (n)Liens existing as of the date of the Closing and described on Schedule 5.15;

                 (o)Liens created or incurred after the date of the Closing given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the Company or a Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach; provided that (i) the Lien shall attach solely to the property or assets acquired, purchased or constructed, (ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be, (iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the Company or a Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Company) or the cost of construction on the date of completion thereof, and (iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist;

                 (p)any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the Company or a Restricted Subsidiary or its becoming a Restricted Subsidiary, or any Lien existing on any property or assets acquired by the Company or any Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that (i) each such Lien shall extend solely to the property or assets so acquired, (ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and (iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist;

                 (q)Liens created or incurred after the date of the Closing given to secure Debt of the Company or any Restricted Subsidiary in addition to the Liens permitted by the preceding clauses (a) through (p) of this Section 10.4 (including, without limitation, the Lien attaching to the Reserve Fund and the monies therein deposited contemplated by the Bank Facility); provided that (i) all Debt (including, without limitation, any Debt constituting money on deposit in the Reserve Fund of the Company) secured by such Liens shall have been incurred within the limitations provided in Section 10.3(b) and (ii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist; and

                 (r)any extension, renewal or refunding of any Lien permitted by the preceding clauses (n), (o) or (p) of this Section 10.4 in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby; provided that (i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding, (ii) such Lien shall attach solely to the same such property, (iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and (iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist.

                         Section 10.5.Restricted Payments.  Neither the Company nor any Restricted Subsidiary will make any Restricted Payment to the Fund if at the time of the making thereof, a Default or Event of Default exists or if after giving effect to the proposed Restricted Payment a Default or Event of Default would exist.

                          Section 10.6.Mergers, Consolidations and Sales of Assets.  The Company will not, and will not permit any Restricted Subsidiary to, consolidate or amalgamate with or be a party to a merger with or wind-up into any other Person, or sell, lease or otherwise dispose of all or substantially all of its assets; provided that:

                 (a)any Restricted Subsidiary may merge or consolidate with or into the Company or any Wholly-owned Restricted Subsidiary so long as in (i) any merger or consolidation involving the Company, the Company shall be the surviving or continuing corporation and (ii) in any merger, amalgamation, wind-up or consolidation involving a Wholly-owned Restricted Subsidiary (and not the Company), the Wholly-owned Restricted Subsidiary shall be the surviving or continuing Person, unless and to the extent any such merger or consolidation involving a Wholly-owned Restricted Subsidiary is consummated within the limitations of Section 10.7;

                 (b)the Company may consolidate, merge, amalgamate or wind-up with or into any other legal entity if (i) the legal entity which results from such consolidation or merger (the “surviving Person”) is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes, according to their tenor, and the due and punctual performance and observation of all of the covenants in the Notes and this Agreement to be performed or observed by the Company are expressly assumed in writing by the surviving Person and the surviving Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) the Fund and each Subsidiary Guarantor shall have affirmed in writing their respective obligations under this Agreement, the Subsidiary Guaranty and each Subordination Agreement, as applicable, and (iv) at the time of such consolidation or merger and immediately after giving effect thereto, no Default or Event of Default would exist; and

                 (c)the Company may sell or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (other than as provided in Section 10.7) to any Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition if (i) the acquiring Person is a legal entity organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants in the Notes and in this Agreement to be performed or observed by the Company are expressly assumed in writing by the acquiring Person and the acquiring Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) the Fund and each Subsidiary Guarantor shall have affirmed in writing their respective obligations under this Agreement, the Subsidiary Guaranty and each Subordination Agreement, as applicable, and (iv) at the time of such sale or disposition and immediately after giving effect thereto, no Default or Event of Default would exist.

                          Section 10.7.Sale of Assets.  The Company will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer, abandon or otherwise dispose of assets, if after giving effect thereto and to the applications of the proceeds thereof, a Default or Event of Default would exist.

                          Section 10.8.Designation of Restricted Subsidiaries.  The Company may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary; provided that:  (a) the Company shall have given not less than 30 days’ prior written notice to the holders of the Notes that a Senior Financial Officer has made such determination, (b) at the time of such designation or redesignation and immediately after giving effect thereto, no Default or Event of Default would exist, (c) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt or capital stock of the Company or any Restricted Subsidiary, (d) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Priority Debt of such Restricted Subsidiary so designated shall be permitted within the limitations of Section 10.3(b) and all existing Liens of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.4, notwithstanding that any such Priority Debt or Lien existed as of the date of Closing, (e) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as an Unrestricted Subsidiary more than once, and (f) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, such Unrestricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as a Restricted Subsidiary more than once.

                          Section 10.9.Transactions with Affiliates.  The Company will not, and will not permit any Restricted Subsidiary to, enter into directly or indirectly any transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Restricted Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

                         Section 10.10.Noteholder Consent for Certain Amendments.  Without the prior written consent of each Noteholder, each of the Company, the Company on behalf of the Fund, and the Subsidiary Guarantor agree that they shall not, and the Company agrees that it shall not permit any of its Subsidiaries to, modify, vary, restate, replace or otherwise amend the Trust Indenture (as defined in the Subordination Agreements), the Subordinated Note, the Enerplus Royalty Indenture (as defined in the Subordination Agreements or the acknowledgements thereto), the EnerMark Royalty Agreement (as defined in the Subordination Agreements or the acknowledgements thereto) or the Enerplus Royalty Agreement (as defined in the Subordination Agreements or the acknowledgements thereto) or take any action thereunder where the effect of any such modification, variation, restatement, replacement, other amendment or action (a) would cause or could result in a Default or Event of Default or (b) could reasonably be expected to have a Material Adverse Effect.

                          Section 10.11.Repayment of Bank Facility.  The Company will not permit a Designated Event to occur which results in a prepayment of Debt outstanding under the Bank Facility prior to its stated maturity.

SECTION 11.	EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

                 (a)the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

                 (b)the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

                 (c)the Company defaults in the performance of or compliance with any term contained in Sections 10.1 through 10.10; or

                 (d)the Company defaults in the performance of or compliance with any term contained in Section 10.11, and such default is not remedied by the Company making an offer to prepay the Notes pursuant to Section 8.3(a) within 30 days of the occurrence of such default; or

                 (e)the Company, the Fund or any Subsidiary Guarantor defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b), (c) or (d) of this Section 11) or in the Subsidiary Guaranty or any Subordination Agreement, as the case may be, and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (e) of Section 11); or

                 (f)any representation or warranty made in writing by or on behalf of the Fund, the Company or any Subsidiary Guarantor or by any officer of the Company or any Subsidiary Guarantor in this Agreement, the Subsidiary Guaranty or any Subordination Agreement or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made; or

                 (g)(i) the Company or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least Can. $25,000,000 beyond any period of grace provided with respect thereto, or (ii) the Company or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least Can. $25,000,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), (x) the Company or any Restricted Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least Can. $25,000,000, or (y) one or more Persons have the right to require the Company or any Restricted Subsidiary so to purchase or repay such Debt; or

                 (h)the Subsidiary Guaranty or any Subordination Agreement shall cease to be in full force and effect for any reason whatsoever, including, without limitation, a determination by any Governmental Authority that the Subsidiary Guaranty or any Subordination Agreement is invalid, void or unenforceable or any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations thereunder;

                 (i)the Fund, the Company or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate or legally equivalent action for the purpose of any of the foregoing; or

                 (j)a court or governmental authority of competent jurisdiction enters an order appointing, without consent by the Fund, the Company or any of its Restricted Subsidiaries, a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Fund, the Company or any of its Restricted Subsidiaries, or any such petition shall be filed against the Fund, the Company or any of its Restricted Subsidiaries and such petition shall not be dismissed within 60 days; or

                 (k)a final judgment or judgments for the payment of money aggregating in excess of Can. $10,000,000 are rendered against one or more of the Fund, the Company and its Restricted Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

                 (l)if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of Section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed U.S.$25,000,000, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company or any Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of the Company or any Restricted Subsidiary pursuant to any law, or (vii) the Company or any Restricted Subsidiary establishes or amends any employee welfare benefit plan (as defined in Section 3 of ERISA) that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Restricted Subsidiary thereunder; and any such event or events described in clauses (i) through (vii) of this Section 11(l), either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.

As used in Section 11(l), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in Section 3 of ERISA.

SECTION 12.	REMEDIES ON DEFAULT, ETC.

                          Section 12.1.Acceleration.  (a) If an Event of Default with respect to the Company described in paragraph (i) or (j) of Section 11 (other than an Event of Default described in clause (i) of paragraph (i) or described in clause (vi) of paragraph (i) by virtue of the fact that such clause encompasses clause (i) of paragraph (i)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

              (b)If any other Event of Default has occurred and is continuing, any holder or holders of 51% or more in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

              (c)If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Note’s becoming due and payable under this Section 12.1, whether automatically or by declaration, such Note will forthwith mature and the entire unpaid principal amount of such Note, plus (i) all accrued and unpaid interest thereon and (ii) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

                          Section 12.2.Other Remedies.  If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

                          Section 12.3.Rescission.  At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 12.1, the holders of not less than 55% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

                        Section 12.4.No Waivers or Election of Remedies, Expenses, Etc.  No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies.  No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

SECTION 13.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

                          Section 13.1.Registration of Notes.  The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.  Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.  The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

                          Section 13.2.Transfer and Exchange of Notes.  Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than U.S. $1,000,000; provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S. $1,000,000.  Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

                          Section 13.3.Replacement of Notes.  Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

                 (a)in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.$25,000,000, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

                 (b)in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 14.	PAYMENTS ON NOTES.

                          Section 14.1.Place of Payment.  Subject to Section 14.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Canada at the principal office of the Company in such jurisdiction.  The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

                          Section 14.2.Home Office Payment.  So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in Schedule A, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1.  The Company will make such payments in immediately available funds, no later than 11:00 a.m. New York, New York time on the date due.  If for any reason whatsoever the Company does not make any such payment by such 11:00 a.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Default Rate set forth in the Note.  Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 13.2.  The Company will afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this Section 14.2.

                          Section 14.3.Payment Free and Clear of Taxes.  Each payment by the Company shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law.  If the Company is required by law to make any payment under this Agreement subject to such deduction, withholding or other restriction or condition, then the Company shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to be deducted, withheld from or otherwise paid by the Company (including the full amount required to be deducted or withheld from or otherwise paid by the Company in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition.  Notwithstanding the provisions of this Section 14.3, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder to complete, execute and deliver to the Company any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Company in order to enable the Company to make payments pursuant to this Section 14.3 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by the Company, or (iii) in the case where such holder is not a resident (within the meaning of the United States-Canada Income Tax Convention) of the United States of America, the Company shall not be obligated to pay any such Tax Indemnity Amount to such holder in excess of the amount which the Company would have been obligated to pay hereunder if such holder were resident in the United States of America for the purposes of such treaty.  If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the meaning of the Code or a foreign person engaged in a trade or business within the United States of America, incurs taxes imposed by the United States of America or any political subdivision or taxing authority therein (“United States Taxes”) on such Tax Indemnity Amounts, the Company shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received after all United States Taxes on such Tax Indemnity Amounts and on any further amount had such withholding or deduction not been made.

SECTION 15.	EXPENSES, ETC.

                          Section 15.1.Transaction Expenses.  Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required, local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement (whether or not such amendment, waiver or consent becomes effective), including, without limitation:  (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Fund, the Company or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Notes, by the Subsidiary Guaranty or by any Subordination Agreement and (c) the fees and costs incurred in connection with the initial filing of this Agreement and all related documents and financial information and all subsequent annual and interim filings of documents and financial information related to this Agreement, with the Securities Valuation Office of the National Association of Insurance Commissioners or any successor organizations succeeding to the authority thereof.  The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by you).

                          Section 15.2.Survival.  The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement, and the termination of this Agreement.

SECTION 16.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Notes, the Subsidiary Guaranty and the Subordination Agreements, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company, the Fund or any Subsidiary Guarantor, as the case may be, pursuant to this Agreement, the Subsidiary Guaranty or the Subordination Agreement to which it is a party.  Subject to the preceding sentence, this Agreement, the Notes, the Subsidiary Guaranty and the Subordination Agreement embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 17.	AMENDMENT AND WAIVER.

                          Section 17.1.Requirements.  This Agreement, the Notes, the Subsidiary Guaranty and each Subordination Agreement may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2.1, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend any of Sections 8, 11(a), 11(b), 12, 14.3, 17 or 20.

                          Section 17.2.Solicitation of Holders of Notes.

              (a)Solicitation.  The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes, the Subsidiary Guaranty or any Subordination Agreement.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 17 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

             (b)Payment.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of the Subsidiary Guaranty or any Subordination Agreement unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

                          Section 17.3.Binding Effect, Etc.  Any amendment or waiver consented to as provided in this Section 17 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note the Subsidiary Guaranty or any Subordination Agreement shall operate as a waiver of any rights of any holder of such Note.  As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

                          Section 17.4.Notes Held by Company, Etc.  Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

SECTION 18.	NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid).  Any such notice must be sent:

                 (i)if to you or your nominee, to you or it at the address specified for such communications in Schedule A, or at such other address as you or it shall have specified to the Company in writing,

                 (ii)if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

                 (iii)if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 18 will be deemed given only when actually received.

SECTION 19.	REPRODUCTION OF DOCUMENTS.

This Agreement, the Subsidiary Guaranty and the Subordination Agreements and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 19 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 20.	CONFIDENTIAL INFORMATION.

For the purposes of this Section 20, “Confidential Information” means information delivered to you by or on behalf of the Fund, the Company or any Restricted Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement, the Subsidiary Guaranty or any Subordination Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by you as being confidential information of the Fund, the Company or such Restricted Subsidiary; provided that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any Person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Fund, the Company or any Restricted Subsidiary or (d) constitutes financial statements delivered to you under Section 7.1 that are otherwise publicly available.  You will maintain the confidentiality of such Confidential Information  in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you; provided that you may deliver or disclose Confidential Information to (i) your directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 20, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (v) any Person from which you offer to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (vi) any Canadian or United States Federal, Provincial or State regulatory authority having jurisdiction over you, (vii) the U.S. National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio, (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement and (ix) any and all Persons, without limitation, to the extent any such Confidential Information pertains to the U.S. federal tax treatment and U.S. federal tax structure of the transaction contemplated by this Agreement and all materials of any kind (including opinions or other U.S. federal tax analyses) that are provided to you relating to such U.S. federal tax treatment and U.S. federal tax structure.  However, any such information relating to such U.S. federal tax treatment and U.S. federal tax structure is required to be kept confidential to the extent necessary to comply with any applicable securities laws.  The preceding sentences are intended to cause the transaction contemplated hereby not to be treated as having been offered under conditions of confidentiality for purposes of Sections 1.6011-4(b)(3) and 301.6111-2(a)(2)(ii) (or any successor provisions) of the U.S. Treasury Regulations issued under the Code and shall be construed in a manner consistent with such purpose.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 20.

SECTION 21.	SUBSTITUTION OF PURCHASER.

You shall have the right to substitute any one of your Affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.  Upon receipt of such notice, wherever the word “you” is used in this Agreement (other than in this Section 21), such word shall be deemed to refer to such Affiliate in lieu of you.  In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to you all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, wherever the word “you” is used in this Agreement (other than in this Section 21), such word shall no longer be deemed to refer to such Affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.

SECTION 22.	MISCELLANEOUS.

                          Section 22.1.Currency of Payments, Indemnification.  Any payment made by the Company to any holder of the Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the Notes shall be made in U.S. Dollars.  Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the Notes shall constitute a discharge of the Company only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder or under the Notes, the Company shall indemnify such holder in U.S. Dollars against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any Note or any judgment or order and shall survive the payment of the Notes and the termination of this Agreement.

                         Section 22.2.Interest Act of Canada.  Solely for purposes of the Interest Act of Canada (R.S.C., c.I-15) and in respect of all or any portion of a calendar year, the annual rate of interest to which any interest rate herein is equal is such rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360.

                          Section 22.3.Time.  Time shall be of the essence of this Agreement.  The mere lapse of the time provided for the Company to perform its obligations or the arrival of the term shall automatically create a default, without any notice being required.

                          Section 22.4.Successors and Assigns.  All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

                          Section 22.5.Payments Due on Non-Business Days.  Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

                          Section 22.6.Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

                          Section 22.7.Construction.  Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

                          Section 22.8.Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

                          Section 22.9.Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein, excluding choice-of-law principles of the law of such Province that would require the application of the laws of a jurisdiction other than such Province.

                          Section 22.10.Submission to Jurisdiction.  The Company hereby irrevocably submits and consents to the jurisdiction of the Court of Queen’s Bench of Alberta, and irrevocably agrees that all actions or proceedings relating to this Agreement and the Notes may be litigated in such court, and the Company waives any objection which it may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court and waives personal service of any and all process upon it, and consents that all such service of process be made by delivery to it at the address of the Company set forth in Section 18 above or to its agent referred to below at such agent’s address set forth below (with a courtesy copy to the Company at the address set forth in Section 18) and that service so made shall be deemed to be completed upon actual receipt.  The Company hereby irrevocably appoints any partner of the law firm of Blake, Cassels & Graydon LLP who is a member of the Law Society of Alberta, with an office on the date hereof at Suite 3500, East Tower, Bankers Hall, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8, Attention:  Daniel P.E. Fournier, as its agent for the purpose of accepting service of any process within the Province of Alberta.  Nothing contained in this Section 22.10 shall affect the right of any holder of Notes to serve legal process in any other manner permitted by law or to bring any action or proceeding in the courts of any jurisdiction against the Company or to enforce a judgment obtained in the courts of any other jurisdiction.

*     *     *     *     *

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you, the Fund and the Company.

Very truly yours,

ENERMARK INC.

By	/s/ Robert J. Waters
	Name:	Robert J. Waters
	Title:	Senior Vice President-
Chief Financial Officer

By	/s/ Wayne T. Foch
	Name:	Wayne T. Foch
	Title:	Vice-President, Finance

ACKNOWLEDGED:

ENERPLUS RESOURCES FUND

By	/s/ Robert J. Waters
	Name:	Robert J. Waters
	Title:	Senior Vice President-
Chief Financial Officer

By	/s/ Wayne T. Foch
	Name:	Wayne T. Foch
	Title:	Vice-President, Finance

ENERPLUS RESOURCES CORPORATION

By	/s/ Robert J. Waters
	Name:	Robert J. Waters
	Title:	Senior Vice President-
Chief Financial Officer

By	/s/ Wayne T. Foch
	Name:	Wayne T. Foch
	Title:	Vice-President, Finance

ENERPLUS OIL & GAS LTD.

By	/s/ Robert J. Waters
	Name:	Robert J. Waters
	Title:	Senior Vice President-
Chief Financial Officer

By	/s/ Wayne T. Foch
	Name:	Wayne T. Foch
	Title:	Vice-President, Finance

Accepted as of October 1, 2003.

[Signatures of Noteholders Redacted]

[Schedule A Redacted]

Schedule A
(to Note Purchase Agreement)

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Affiliate” means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Restricted Subsidiary or any corporation of which the Company and its Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.  Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Bank Facility” means that certain Credit Agreement dated as of March 20, 2002 among the Company, the Fund, the Subsidiary Guarantor, Canadian Imperial Bank of Commerce, as administrative agent, and the Lenders which are parties thereto, as from time to time supplemented, amended, restated, renewed or replaced.

“Business Day” means (a) for the purposes of Section 8.8 only, any day other than a Saturday, a Sunday or a day on which commercial banks in  New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Calgary, Alberta, Canada or New York, New York are required or authorized to be closed.

“Can. $” or “Cdn. Dollars” shall mean lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canadian that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Closing” is defined in Section 3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Company” means EnerMark Inc., a corporation formed under the Laws of the Province of Alberta.

Schedule B
(to Note Purchase Agreement)

“Confidential Information” is defined in Section 20.

“Consolidated Debt” means, without duplication, all Debt of the Fund and its consolidated Subsidiaries, determined on a consolidated basis after eliminating inter-company items.

“Consolidated EBITDA” for any period means, without duplication, the sum of (a) Consolidated Net Income during such period plus  (to the extent deducted in determining Consolidated Net Income), (b) all provisions for federal, provincial or other income and capital taxes made by the Fund and its consolidated Subsidiaries during such period, (c) all provisions for depletion, depreciation and amortization (other than amortization of debt discount) made by the Fund and its consolidated Subsidiaries during such period, and (d) Consolidated Interest Expense during such period.

“Consolidated Interest Expense” of the Fund and its consolidated Subsidiaries for any period means, without duplication, all interest (including the interest component on Rentals on Capital Leases) and all amortization of debt discount and expense on all Consolidated Debt (including, without limitation, payment-in-kind, zero coupon and other like Securities); provided that Interest Expense shall be adjusted on a pro forma basis to include interest expense (determined in a manner consistent with this definition) which was paid or payable at any time during the period for which the calculation is being made by an entity acquired or to be acquired by the Fund and its consolidated Subsidiaries during such period.

“Consolidated Net Income” for any period means, without duplication, Consolidated Net Income (or loss) of the Fund and its consolidated Subsidiaries, after excluding extraordinary gains and losses, all determined in accordance with GAAP; provided that Consolidated Net Income may be adjusted on a pro forma basis to include net income (determined in a manner consistent with this definition) which was earned at any time during the period for which the calculation is being made by an entity acquired or to be acquired by the Fund and its consolidated Subsidiaries during such period.

“Consolidated Net Worth” means, without duplication and as of the date of any determination thereof, the sum of unitholders’ capital accumulated income and accumulated cash distributions shown on the consolidated balance sheet of the Fund, all determined in accordance with GAAP.

“Consolidated Priority Debt” means, without duplication, all Priority Debt of the Fund and its consolidated Subsidiaries determined on a consolidated basis after eliminating inter-company items.

“Consolidated Total Proven Reserves” means, without duplication, the aggregate of all Proven Reserves of the Fund and its consolidated Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Proven Reserves that are subject to Liens not permitted by Section 10.4.

“Current Reserve Report”  means the evaluation report with respect to the oil, liquids and natural gas reserves of the Fund and its consolidated Subsidiaries taken as a whole, of which at least 70% of the PV12 Value of the Proven Reserves plus Probable Reserves have been evaluated by the Independent Engineer using their price forecasts in effect at that time.

“Crown” mean the federal government of Canada and government of any of its provinces and territories.

“Debt” with respect to any Person means, at any time, without duplication,

                 (a)its liabilities for borrowed money;

                 (b)its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

                 (c)all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

                 (d)all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

                 (e)all liabilities in respect of acceptances or letters of credit, other credit enhancement instruments or other instruments serving a similar function issued or created for its account and reimbursement obligations in respect of credit enhancement instruments which are, in substance, financial guarantees (whether or not representing obligations for borrowed money); and

                 (f)any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (e) of this definition;

provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt.  Debt of any Person shall include all obligations of such Person of the character described in clauses (a) through (f) of this definition to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.  For purposes of any calculation of Debt to be incurred within the limitations of Sections 10.3(b) and 10.4(q), the aggregate amount of money on deposit in the Reserve Fund of the Company shall be deemed to constitute Debt in an amount equal to the amounts of monies so on deposit.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate.

 “Designated Event” means any event or circumstance which pursuant to the terms of the Bank Facility obligates the Company to prepay Debt outstanding thereunder prior to its stated maturity date, other than by reason of scheduled repayments of the principal amount of such Debt.

“EEL” means Enerplus Energy Ltd., a body corporate incorporated under the laws of Alberta.

“Enerplus LP” means Enerplus Limited Partnership, a limited partnership formed in accordance with the laws of Alberta.

“Environmental Laws” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of human health or the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes or Hazardous Materials, air emissions and discharges to waste or public systems.

“Equity Interests” means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or Securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under Section 414 of the Code.

“Event of Default” is defined in Section 11.

“Exchange Act” means the Securities Exchange Act of 1934 (United States), as amended.

“Fund” is defined in Section 2.3.

“GAAP” means generally accepted accounting principles as in effect from time to time in Canada.

“Governmental Authority” means

                 (a)the government of

                 (i)Canada or any provincial or other political subdivision thereof, or

                 (ii)the United States of America or any state or other political subdivision thereof, or

                 (iii)any jurisdiction in which the Company or any Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Restricted Subsidiary, or

                 (b)any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guaranty” means, without duplication and with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Debt, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

                 (a)to purchase such Debt or obligation or any property constituting security therefor;

                 (b)to advance or supply funds (i) for the purchase or payment of such Debt or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Debt or obligation;

                 (c)to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Debt or obligation of the ability of any other Person to make payment of the Debt or obligation; or

                 (d)otherwise to assure the owner of such Debt or obligation against loss in respect thereof.

In any computation of the Debt or other liabilities of the obligor under any Guaranty, the Debt or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances, including all substances listed in or regulated under any Environmental Law, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1.

“Independent Engineer” means Sproule & Associates Limited or any other firm of independent petroleum engineers of recognized North American standing retained by the Company to evaluate its Proven Reserves and Probable Reserves.

“Institutional Investor” means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

“Lien” means, without duplication and with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Make-Whole Amount” is defined in Section 8.8.

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Fund and its consolidated Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets, properties or prospects of the Fund and its consolidated Subsidiaries taken as a whole, or (b) the ability of the Fund, the Company or any Subsidiary Guarantor to perform their respective obligations under this Agreement, the Notes, the Subsidiary Guaranty or the Subordination Agreements, or (c) the validity or enforceability of this Agreement, the Notes, the Subsidiary Guaranty or the Subordination Agreements taken as a whole.

“Memorandum” is defined in Section 5.3.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA).

“Non-U.S. Pension Plan” means any plan, fund, or other similar program established or maintained outside the United States of America by the Fund and its consolidated Subsidiaries primarily for the benefit of employees of the Fund and its consolidated Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

“Notes” is defined in Section 1.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Other Agreements” is defined in Section 2.

“Other Purchasers” is defined in Section 2.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“PCCLP” means PCC Limited Partnership, a limited partnership formed in accordance with the laws of Alberta.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

“Plan” means an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Present Value of Consolidated Total Proven Reserves” means the present value of estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Proven Reserves as shown in the then Current Reserve Report after subtracting those volumes subject to a Lien not permitted by Section 10.4 based on the escalating price forecast used by the Independent Engineer as at the date of the Current Reserve Report in their most recently published price forecasts.

“Priority Debt” means, without duplication, (a) any Debt of the Fund or the Company secured by Liens created or incurred within the limitations of Section 10.4(r) and (b) any Debt of any Restricted Subsidiary (but excluding Qualified Subsidiary Debt).

“Probable Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Probable Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.3(c).

“Proven Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Proven Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.

“QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

“Qualified Subsidiary Debt” means, without duplication, (a) Debt of any Restricted Subsidiary evidenced by a Guaranty of (i) Debt of the Fund or the Company owing pursuant to the Bank Facility and (ii) Debt of the Company owing pursuant to notes issued, or to be issued, under a note purchase agreement substantially similar to this Agreement, in each case ranking pari passu with the Notes issued hereunder, provided that such Restricted Subsidiary is a Subsidiary Guarantor pursuant to the Subsidiary Guaranty, (b) Debt of a Subsidiary Guarantor pursuant to the Subsidiary Guaranty, (c) Debt of a Restricted Subsidiary owing to the Company or any Wholly-owned Restricted Subsidiary, and (d) Debt of a Restricted Subsidiary existing on the date of its acquisition (provided that such Debt shall not have been incurred in contemplation of such Restricted Subsidiary being acquired by the Company or any Restricted Subsidiary and immediately after giving effect to the acquisition of such Restricted Subsidiary, no Default or Event of Default would exist).

“Relevant Taxes” is defined in Section 14.3.

“Rentals” means and includes as of the date of any determination thereof, without duplication, all fixed payments (including as such all payments which the lessee is obligated to make to the lessor on termination of the lease or surrender of the property) payable by the Fund and its consolidated Subsidiaries or a Subsidiary, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by the Fund and its consolidated Subsidiaries (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges.  Fixed rents under any so-called “percentage leases” shall be computed solely on the basis of the minimum rents, if any, required to be paid by the lessee regardless of sales volume or gross revenues.

“Required Holders” means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Reserve Fund” means that bank account kept by the Company which is provided for under the Bank Facility in which the scheduled repayments required to be made by the Company under the Bank Facility for the immediately following 12-month period to any lender thereunder who has elected not to renew its revolving commitment to the Company.

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Restricted Group” means the Fund, the Company and the Restricted Subsidiaries, taken as a whole.

“Restricted Payment” in respect of any Person means, without duplication:

                 (a)dividends, royalties or other distributions or payments on or in respect of any class or series of capital stock or other Equity Interests of such Person (except distributions payable solely in such class or series of stock or other Equity Interest);

                 (b)the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such capital stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such capital stock or other Equity Interests or of any participating interest factor relating to any class or series of capital stock or other Equity Interests (other than for consideration consisting solely of shares of such class or series of capital stock or other Equity Interests, as the case may be);

                 (c)the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of capital stock or other Equity Interests of such Person;

                 (d)any other payment or distribution, directly or indirectly, on or in respect of any class or series of capital stock or other Equity Interests of such Person; or

                 (e)any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of interest, premium, if any, or principal of any Subordinated Debt.

“Restricted Subsidiary” means any Subsidiary (a) of which more than 80% (by number of votes) of the Voting Equity Capital is beneficially owned, directly or indirectly, by the Company or by one or more Wholly-owned Restricted Subsidiaries and (b) which is designated on the date of Closing as a Restricted Subsidiary on Schedule 5.4 or which is subsequently designated as a Restricted Subsidiary pursuant to Section 10.8; provided that anything contained in this Agreement to the contrary notwithstanding, the Subsidiary Guarantor shall be and remain a Restricted Subsidiary.

“Securities Act” means the Securities Act of 1933 (United States), as amended from time to time.

“Security” shall have the same meaning as in Section 2(1) of the Securities Act.

“Senior Financial Officer” means the senior vice president and chief financial officer, the vice president of finance, the treasurer or the comptroller of the Company.

“Source” is defined in Section 6.2.

“Subordinated Debt” means, without duplication, any Debt of the Company or any consolidated Subsidiary owing to the Fund or any of its consolidated Subsidiaries or Affiliates which by its express terms provides that it is (a) expressly subordinated in right of payment to the Notes pursuant to the Subordination Agreement, (b) shall have a stated maturity date later than the maturity date of the Notes, (c) shall not provide for or permit any required payments or prepayments thereof, and (d) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of Section 10.5.

“Subordination Agreements” is defined in Section 2.3.

“Subsidiary” means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).  Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantor” is defined in Section 2.2.

“Subsidiary Guaranty” is defined in Section 2.2.

“Tax” means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.

“Tax Indemnity Amounts” is defined in Section 14.3.

“Taxing Jurisdiction” is defined in Section 14.3.

“U.S. $” or “U.S. Dollars” shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

“United States Taxes” is defined in Section 14.3.

“Unrestricted Subsidiary” means any Subsidiary of the Company which is not a Restricted Subsidiary.

“Voting Equity Capital” means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

“Wholly-owned Restricted Subsidiary” means, at any time, any Restricted Subsidiary one hundred percent (100%) of all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-owned Restricted Subsidiaries at such time.

CHANGES IN LEGAL STRUCTURE

On July 17, 2003, EnerMark Inc. purchased all of the issued and outstanding shares of Northern Crown Resources Ltd. (“NCRL”), making it an Unrestricted Subsidiary of EnerMark Inc.  At the time of such purchase, NCRL owned all of the issued and outstanding shares of Northern Crown Energy Inc. (“NCEI”).

On August 1, 2003 NCEI and NCRL amalgamated to form Northern Crown Resources Ltd. (“Amalco 1”).

Later on August 1, 2003, Amalco 1 amalgamated with EnerMark Inc. to form EnerMark Inc.

Schedule 4.9
(to Note Purchase Agreement)

DISCLOSURE MATERIALS

NONE

Schedule 5.3
(to Note Purchase Agreement)

PURSUANT TO SECTION 5.4(a)(i)
Designated as a Restricted Subsidiary of the Company:

CORPORATION AND JURISDICTION	CLASS(ES) OF ISSUED AND OUTSTANDING CAPITAL STOCK	PERCENTAGE HELD BY THE COMPANY
1. ENERPLUS RESOURCES CORPORATION (a company formed under the laws of the Province of Alberta)	Class ‘A’ Common Class ‘B’ Common Series 1 Preferred	100% 100% 100%
2. ENERPLUS OIL & GAS LTD. (a company formed under the laws of the Alberta)	Common Series 1 Preferred	100%

PURSUANT TO SECTION 5.4(a)(ii)
Designated as Unrestricted Subsidiaries of the Company:

CORPORATION AND JURISDICTION	CLASS(ES) OF ISSUED AND OUTSTANDING CAPITAL STOCK	PERCENTAGE HELD BY THE COMPANY
1.388623 ALBERTA LTD. (a company formed under the laws of the Province of Alberta)	Common	100%
2.TOE ENERGY INC. (a company formed under the laws of the Province of Alberta)	Class ‘A’ Common	100%
3.ROI ENERGY INC. (a company formed under the laws of the Province of Alberta)	Class ‘A’ Common	100%
4.OILTEX, INC. (a company formed under the laws of the State of Texas)	Common	100%
5.DUGITE RESOURCES INC. (a company formed under the laws of the State of Texas)	Common	100%

Schedule 5.4
(to Note Purchase Agreement)

PURSUANT TO SECTION 5.4(a)(iii)
Directors and senior officers of the Company:

DIRECTORS

Douglas R. Martin Calgary, Alberta	Robert L. Normand Montréal, Québec
André Bineau Montréal, Québec	Eric P. Tremblay Calgary, Alberta
Derek J.M. Fortune Ottawa, Ontario	Harry B. Wheeler Calgary, Alberta
Gordon J. Kerr Calgary, Alberta	Robert L. Zorich Houston, Texas
Donald T. West Calgary, Alberta

SENIOR OFFICERS

Gordon J. Kerr
President & Chief Executive Officer

Heather J. Culbert
Senior Vice President, Corporate Services

Eric P. Tremblay
Senior Vice President, Capital Markets

Robert J. Waters
Senior Vice President & Chief Financial Officer

Garry A. Tanner
Senior Vice President & Chief Operating Officer

FINANCIAL STATEMENTS

1.	Consolidated Audited Financial Statements of the Fund and its Subsidiaries as of December 31, 2002;

2.	Interim Financial Statements of the Fund and its Subsidiaries as of March 31, 2003; and

3.	Press release dated August 15, 2003 containing unaudited results of second fiscal quarter of 2003.

Schedule 5.5
(to Note Purchase Agreement)

CERTAIN LITIGATION

NONE

Schedule 5.8
(to Note Purchase Agreement)

PATENTS, ETC.

NONE

Schedule 5.11
(to Note Purchase Agreement)

USE OF PROCEEDS

Refinance certain bank debt and for general corporate purposes.

Schedule 5.14
(to Note Purchase Agreement)

EXISTING DEBT

BANKING AND LONG TERM NOTES PAYABLE PURSUANT TO THE ORIGINAL OFFERING

AT JUNE 30, 2003

BANKERS ACCEPTANCES	MATURITY DATE	ENERMARK	ENERPLUS RESOURCES CORP	ENERPLUS RESOURCES FUND	TOTAL
	July 9, 2003	9,967,100.00	-	-	9,967,100.00
	July 17, 2003	45,920,340.00	-	-	45,920,340.00
	July 25, 2003	170,476,560.00	-	-	170,476,560.00
		226,364,000.00	0.00	0.00	226,364,000.00

$US NOTES (IN $C)	FINAL- June 19, 2014	268,327,500.00	-	-	268,327,500.00

OPERATING LINE	June 30, 2003	74,143,339	(62,303,325)	(327,129)	11,512,885

TOTAL DEBT		568,834,839	(62,303,325)	(327,129)	506,204,385

INTERCOMPANY DEBT
Debtor	Creditor	Amount

EnerMark Inc.	Enerplus Resources Fund	858,401,000
Enerplus Resources Corp.	EnerMark Inc.	81,700,000

Schedule 5.15
(to Note Purchase Agreement)

FORM OF NOTE

ENERMARK INC.

5.46% SENIOR NOTE due October 1, 2015

No. _________	Date
U.S. $____________	PPN C3322# AB 4

FOR VALUE RECEIVED, the undersigned, ENERMARK INC. (herein called the “Company”), a body corporate constituted under the laws of Alberta hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ UNITED STATES DOLLARS on October 1, 2015, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.46% per annum from the date hereof, payable semiannually, on the first day of April and October in each year, commencing with the April 1 or October 1 next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.46% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.

Solely for purposes of the Interest Act (Canada) and in respect of all or any portion of a calendar year, the annual rate of interest to which any interest rate herein is equal is such rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to separate Note Purchase Agreements dated as of October 1,  2003 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

EXHIBIT 1
(to Note Purchase Agreement)

Enerplus Resources Corporation, an Alberta corporation, and Enerplus Oil & Gas Ltd., an Alberta corporation, have absolutely and unconditionally guaranteed payment in full of the principal of Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreements.  This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein, excluding choice-of-law principles of the law of such Province, that would require the application of the laws of the jurisdiction other than such Province.

ENERMARK INC.

By
[Title]

E-1-2

FORM OF SUBSIDIARY GUARANTY

(See Tab 2)

EXHIBIT 2.2
(to Note Purchase Agreement)

GUARANTEE

THIS GUARANTEE is made as of the 1st day of October, 2003 (the or this “Guarantee”) is entered into on a joint and several basis by ENERPLUS RESOURCES CORPORATION, an Alberta corporation and ENERPLUS OIL & GAS LTD. (individually, a “Guarantor” and collectively, the “Guarantors”), in favor of the Noteholders (as defined in Article 1).

RECITALS

The Guarantors have agreed to guarantee the payment and performance by the Company (as defined in Article 1) of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantors), the Guarantors agree with the Noteholders as follows:

ARTICLE 1

INTERPRETATION

                          Section 1.1.Definitions.  In this Guarantee, in addition to the definitions set out in any Section hereof:

“Business Day” has the meaning ascribed thereto in the Note Purchase Agreements;

“Code” has the meaning ascribed thereto in the Note Purchase Agreement;

“Company” means EnerMark Inc. and its permitted successors and permitted assigns;

“Default Rate” has the meaning ascribed thereto in the Note Purchase Agreements;

“Event of Default” means any Event of Default under and as defined in the Note Purchase Agreements;

“Fund” means Enerplus Resources Fund, a trust formed in accordance with the laws of Alberta;

“Guaranteed Obligations” means all of the obligations and liabilities of, and indebtedness, interest (including interest at the Default Rate), and Make-Whole Amount, if any, in U.S. Dollars due and owing from, the Company to the Noteholders from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Note Documents;

“Indemnified Amounts” means the amounts to be paid by the Guarantors under Section 2.2;

“Make-Whole Amount” has the meaning ascribed thereto in the Note Purchase Agreements;

“Note Documents” mean the Note Purchase Agreements, the Notes and all other documents delivered or to be delivered to or for the benefit of the Noteholders pursuant to the Note Purchase Agreements and the Notes;

“Noteholders” means the Purchasers and any subsequent purchaser or holder of any of the Notes and their respective successors and assigns;

“Note Purchase Agreements” means the separate and several Note Purchase Agreements dated as of October 1, 2003 between the Company, the Fund, the Guarantors and each Noteholder, as the same may be amended, modified, supplemented or restated from time to time;

“Notes” means the U.S. $54,000,000 5.46% Senior Notes due October 1, 2015 of the Company, to be issued and sold pursuant to the Note Purchase Agreements;

“Person” has the meaning ascribed thereto in the Note Purchase Agreements;

“Proceedings” means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

“Purchasers” means the Persons listed on Schedule A to the Note Purchase Agreements;

“Relevant Taxes” has the meaning ascribed thereto in Section 5.11;

“Required Holders” has the meaning ascribed thereto in the Note Purchase Agreements;

“Security Interest” means a mortgage, debenture, pledge, deposit by way of security, charge, encumbrance, hypothec, assignment by way of security, security interest, lien (whether statutory, equitable or at common law), conditional sale or title retention agreement, lease with option to purchase, a right of set-off (if created for the purpose of directly or indirectly securing the repayment of money owed), and any other interest in property, howsoever created or arising, that secures payment or performance of an obligations;

“Tax” has the meaning ascribed thereto in the Note Purchase Agreements;

“Tax Indemnity Amounts” has the meaning ascribed thereto in Section 5.11;

“Taxing Jurisdiction” has the meaning ascribed thereto in Section 5.11;

“United States Taxes” has the meaning ascribed thereto in Section 5.11; and

“U.S. Dollars” has the meaning ascribed thereto in the Note Purchase Agreements.

                          Section 1.2.References.  As used herein, “this Guarantee”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof.  Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated.  In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.  The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

                          Section 1.3.Invalidity of Provisions.  Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

                          Section 1.4.Entire Agreement.  This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee.  There are no warranties, representations or agreements between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

                          Section 1.5.Waiver, Amendment.  This Guarantee may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively) with written consent of the Guarantors and each holder of the Notes.  A waiver of any provision of this Guarantee shall only constitute a waiver in the specific instance and for the specific purpose for which it is given.  A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing.

                          Section 1.6.Governing Law, Attornment.  This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and each Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2

GUARANTEE AND INDEMNITY

                          Section 2.1.Guarantee.  Each Guarantor unconditionally and irrevocably guarantees to and for the benefit of each of the Noteholders the due and punctual payment and performance of all Guaranteed Obligations.  This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment, and not of collection, is in no way conditioned or contingent upon any attempt to collect from or enforce payment by the Company or upon any other event, contingency or circumstance whatsoever and shall be binding upon and against the Guarantors without regard to the validity or enforceability of any Note Document.  If, for any reason whatsoever, the Company shall fall or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantors shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Noteholders.

                         Section 2.2.Indemnity. The Guarantors shall indemnify and save harmless the Noteholders from and against any and all losses, costs and expenses which they may suffer by the Guaranteed Obligations not being paid or performed in a punctual manner or by any of the Guaranteed Obligations or any Note Document being or becoming for any reason whatsoever in whole or in part:

                 (a)void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Noteholders in accordance with its terms, or

                 (b)released, compromised or discharged by operation of law or otherwise,

(all of the foregoing collectively, an “Indemnifiable Circumstance”).  For greater certainty, these losses shall include without limitation the amount of all Guaranteed Obligations which would have been payable by the Company but for the existence of an Indemnifiable Circumstance.

                          Section 2.3.Reinstatement.  The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rescinded or must otherwise be returned by any Noteholder as a result of any Proceedings of or affecting the Company, either Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made.  The Noteholders may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantors under this Guarantee.

ARTICLE 3

ENFORCEMENT

                          Section 3.1.Demand.  Upon default in the payment or performance of the Guaranteed Obligations or any part thereof, the Guarantors shall, on demand by or on behalf of the Required Holders, forthwith pay to the Noteholders, and/or perform or cause the performance of, all Guaranteed Obligations for which such demand was made.  In addition, all Indemnified Amounts shall be payable by the Guarantors to the Noteholders forthwith upon demand by the Required Holders.

                          Section 3.2.Right to Immediate Payment or Performance.  The Noteholders shall not be bound to make any demand on or to seek or exhaust their recourse against the Company or any other Person or any Security Interest held by the Noteholders, before being entitled to demand payment from or performance by the Guarantors and enforce their rights under this Guarantee, and each Guarantor hereby renounces all benefits of discussion and division.

                          Section 3.3.Subordination.  All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Company to either of the Guarantors are hereby subordinated to the full and final payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Company to such Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by such Guarantor in respect thereof after demand for payment and/or performance by the Noteholders hereunder shall be received in trust for the Noteholders and forthwith upon receipt shall be paid over to the Noteholders, the whole without in any way lessening or limiting the liability of such Guarantor under this Guarantee.

The Guarantors shall not have any right of subrogation to the Noteholders or be otherwise entitled to claim the benefit of any Security Interest now or hereafter held by the Noteholders in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Noteholders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

                          Section 3.4.Principal Debtor.  Any amounts which may not be recoverable from either Guarantor as guarantor under this Guarantee shall be recoverable from such Guarantor as principal debtor in respect thereof and shall be paid to the Noteholders by such Guarantor after demand therefor.

ARTICLE 4

PROTECTION OF NOTEHOLDERS

                          Section 4.1.Defects in Creation of Guaranteed Obligations.  None of the Noteholders shall be concerned to see or inquire into the capacity and powers of the Company or its directors, officers, employees or agents acting or purporting to act on its behalf.  All obligations, liabilities and indebtedness purporting to be incurred by the Company in favor of the Noteholders shall be deemed to form part of the Guaranteed Obligations even though the Company may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Company or its directors, officers, employees or agents and notwithstanding that the Noteholders have specific notice of the capacity and powers of the Company or its directors, officers, employees or agents.

                          Section 4.2.Liability Absolute.  This Guarantee shall be a continuing guarantee and the liability of the Guarantors hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

                 (a)any amalgamation, merger, consolidation or reorganization of the Company or either Guarantor or any continuation of the Company or either Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

                 (b)any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of the Company or either Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Company or either Guarantor becomes the property of any other Person;

                 (c)any lack of validity, enforceability or value of any Note Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

                 (d)any change in the time, manner or place of payment of, or in any other term of any Note Document or any amendment or waiver thereof, or any consent to departure from any Note Document;

                 (e)any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Note Document;

                 (f)any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Company or either Guarantor;

                 (g)the bankruptcy, insolvency, liquidation or dissolution of the Company or either Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

                 (h)any amendment or modification of or supplement to or other change in any Note Document;

                 (i)any failure, omission or delay on the part of any Person to conform or comply with any term of any Note Document;

                 (j)to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof, or

                 (k)any other circumstance which might otherwise constitute in whole or in part a defense available to, or a discharge of, either Guarantor, the Company or any other Person in respect of the Guaranteed Obligations or the liability of such Guarantor.

Without limiting the generality of the foregoing, each Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, the Company shall default under or fail to comply with the terms of any Note Document and that notwithstanding the recovery hereunder for or in respect of any given default or failure to so comply by the Company under such Note Document, this Guarantee shall remain in force and effect and shall apply to each and every subsequent default.  If (i) an event permitting the exercise of remedies under any Note Document, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Note Document, as the case may be, shall at any time be prevented by reason of the pendency against the Company of a Proceeding, each Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such Note Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and each Guarantor shall forthwith pay and perform the Guaranteed Obligations.

                          Section 4.3.Dealings by the Noteholders.  The Noteholders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantors hereunder;

                 (a)permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Note Document or any other agreement relating to any of the foregoing or, in whole or in part, demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

                 (b)enforce or take action under or abstain from enforcing or taking action under any Note Document or any other guarantee of the Guaranteed Obligations;

                 (c)receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing the Company or other Persons to deal with all or any part of such undertaking, property and assets;

                 (d)renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Company or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

                 (e)accept or make any compositions or arrangements with or release, discharge or  otherwise deal with or abstain from dealing with the Company or any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

                 (f)in whole or in part prove or abstain from proving any claim of the Noteholders in any Proceedings of or affecting the Company or any other Person; and

                 (g)agree with the Company, any other guarantor or any other Person to do anything described in paragraphs (a) to (f) above;

whether or not any of the matters described in paragraphs (a) to (g) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Noteholders or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantors hereunder.  None of the Noteholders nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or any part thereof or any Security Interest for the Guaranteed Obligations or any part thereof including without limitation any of the matters described above in this Section 4.3.

                          Section 4.4.Waiver of Notice.  To the extent permitted by applicable law, each Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonor, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts.  Each Guarantor hereby acknowledges receipt of copies of the Note Documents and all guarantees and other documents referred to in the Note Purchase Agreements and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5

MISCELLANEOUS

                          Section 5.1.Expenses.  The Guarantors shall pay on demand all reasonable out of pocket costs and expenses of the Noteholders (including, without limitation, the fees and expenses of counsel for the Noteholders) incurred in connection with any enforcement of this Guarantee.

                          Section 5.2.No Set-off by Guarantors.  All amounts payable by either Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

                          Section 5.3.No Waiver.  No delay on the part of the Noteholders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Noteholders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy.  No action of the Noteholders permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

                          Section 5.4.Additional Security.  This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(a)any Security Interest or guarantee now or hereafter held by the Noteholders, and

                 (b)the endorsement by either Guarantor of any notes or other documents,

and rights of the Noteholders under this Guarantee shall not be merged in any such other Security Interest, guarantee or endorsement.

                          Section 5.5.Assignment.  Each Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Required Holders.

                          Section 5.6.Communication.  Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below.  Notice of change of address shall also be governed by this Section.  Demands, notices and other communications shall be addressed as follows:

(a)	Each Noteholder:	(b)	Guarantors:

	To the address set forth		Enerplus Resources Corporation
	on Schedule A to the Note		-or-
	Purchase Agreements		Enerplus Oil & Gas, Ltd.
The Dome Tower
3000, 333-7th Ave. SW
Calgary, Alberta T2P 2Z1

Attention: Vice President, Finance Fax: (403) 298-1773

                          Section 5.7.Successors and Assigns.  This Guarantee shall be binding upon each Guarantor and its partners and their respective successors and permitted assigns and shall enure to the benefit of the Noteholders and their respective successors and assigns.

                          Section 5.8.Currency of Payments, Indemnification.  Any payment made by either Guarantor to any holder of the Notes or for the account of any such holder in respect of any amount payable by such Guarantor shall be made in U.S. Dollars.  Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of such Guarantor or otherwise) in respect of any such sum expressed to be due hereunder or under the Notes shall constitute a discharge of such Guarantor only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder or under the Notes, such Guarantor shall indemnify such holder against any loss sustained by such holder as a result, and in any event, such Guarantor shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any Note or any judgment or order and shall survive the payment of the Notes and the termination of this Guarantee.

                         Section 5.9.Copy Received.  Each Guarantor acknowledges receipt of a copy of this Guarantee.

                          Section 5.10.Time of the Essence.  Time shall be of the essence.

                          Section 5.11.Payment Free and Clear of Taxes.  Each payment by either Guarantor shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law.  If such Guarantor is required by law to make any payment under this Guarantee subject to such deduction, withholding or other restriction or condition, then such Guarantor shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to be deducted, withheld from or otherwise paid by such Guarantor (including the full amount required to be deducted or withheld from or otherwise paid by such Guarantor in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition.  Notwithstanding the provisions of this Section 5.11, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder to complete, execute and deliver to such Guarantor any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by such Guarantor in order to enable such Guarantor to make payments pursuant to this Section 5.11 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by such Guarantor, or (iii) in the case where such holder is not a resident (within the meaning of the United States-Canada Income Tax Convention) of the United States of America, such Guarantor shall not be obligated to pay any such Tax Indemnity Amount to such holder in excess of the amount which such Guarantor would have been obligated to pay hereunder if such holder were resident in the United States of America for the purposes of such treaty.  If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the meaning of the Code or a foreign person engaged in a trade or business within the United States of America, incurs taxes imposed by the United States of America or any political subdivision or taxing authority therein (“United States Taxes”) on such Tax Indemnity Amounts, such Guarantor shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received after all United States Taxes on such Tax Indemnity Amounts and on any further amount had such withholding or deduction not been made.

[Signature Pages Provided Separately]

IN WITNESS WHEREOF, each of the undersigned has caused this Guarantee to be duly executed by an authorized representative as of this ___ day of October, 2003.

ENERPLUS RESOURCES CORPORATION

By

Name:
Title:

By

Name:
Title:

ENERPLUS OIL & GAS LTD.

By

Name:
Title:

By

Name:
Title:

Accepted and Agreed:

ENERMARK INC.

By

Name:
Title:

By

Name:
Title:

FORM OF SUBORDINATION AGREEMENT

(See Tab 3 and Tab 4)

EXHIBIT 2.3
(to Note Purchase Agreement)

ENERPLUS RESOURCES CORPORATION
SUBORDINATION AGREEMENT

This Subordination Agreement is entered into as of the _____ day of October, 2003,

AMONG:

EACH OF THE PERSONS LISTED IN THE ATTACHED SCHEDULE A, as Note Purchasers (collectively, the “Note Purchasers”)

- and -

ENERPLUS RESOURCES CORPORATION, a body corporate amalgamated under the laws of Alberta (the “Subordinator”)

- and -

ENERPLUS OIL & GAS LTD., a body corporate incorporated under the laws of Alberta (the “Enerplus O&G”)

- and -

ENERMARK INC., a body corporate amalgamated under the laws of Alberta (the “Company”).

WHEREAS:

              A.The Note Purchasers have agreed to purchase the Notes from the Company pursuant to the Note Purchase Agreements.

              B.The Subordinator has guaranteed the payment and performance of the obligations of the Company to the Note Purchasers under, in respect of or in connection with the Note Purchase Agreements and the Notes.

              C.As a condition precedent to the Note Purchasers purchasing the Notes, the Note Purchasers require the Subordinator to expressly subordinate the Subordinator Obligations to the Noteholder Obligations.

              D.The Note Purchasers, the Subordinator, Enerplus O&G and the Company wish to set forth their agreements with respect to the subordination of the Subordinator Obligations to the Noteholder Obligations and certain other matters arising from the Note Documents and the Subordinator Documents.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Noteholders, the Subordinator and the Company hereby agree as follows:

ARTICLE 1
DEFINITIONS

                          Section 1.1.Capitalized terms used in this Agreement but not otherwise defined, shall have the same meanings herein, as are ascribed thereto in the Note Purchase Agreements.  In addition, the following expressions used in this Agreement shall have the following meanings:

“Affiliates” shall have the meaning ascribed thereto in the Note Purchase Agreements.

“Agreement” means this Subordination Agreement, as the same may be amended, modified, varied, restated or replaced from time to time.

“Bank Facility” means that certain Credit Agreement dated as of March 20, 2002 among the Company, the Fund, Canadian Imperial Bank of Commerce, as administrative agent and the Lenders, as from time to time supplemented, amended, restated, renewed or replaced.

“Note Documents” means the Note Purchase Agreements, the Notes and each other agreement, instrument or other document executed in connection therewith.

“Noteholders” means the Note Purchasers and any subsequent purchaser or holder of any of the Notes and their respective successors and assigns.

“Noteholder Obligations” means all present and future indebtedness, premium, if any, interest, liabilities and obligations of the Company, Enerplus O&G and the Subordinator (and each of them) to the Noteholders, direct or indirect, joint or several, matured or unmatured, absolute or contingent, under or in respect of the Note Documents.

“Note Purchase Agreements” means the separate and several Note Purchase Agreements dated October __, 2003 between the Company, the Fund, the Subordinator, Enerplus O&G and each Purchaser, as the same may be amended, modified, supplemented or restated from time to time.

“Notes” means the U.S.$54,000,000 5.46% Senior Notes due October __, 2015 of the Company, to be issued and sold pursuant to the Note Purchase Agreements.

“Property” means, in respect of any Person, its property, assets and undertaking for the time being, both real and personal, tangible and intangible.

“Subordinator Documents” means present and future promissory notes, unit notes, note indentures, royalty unit certificates, royalty certificates, royalty indentures, commitment letters, note purchase agreements (including the Note Purchase Agreements), guarantees, certificates, instruments, notes, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinator Obligations.

“Subordinator Obligations” means the present and future indebtedness, liabilities and obligations of the Company and of Enerplus O&G (or either of them) to the Subordinator, direct or indirect, absolute or contingent, joint or several, matured or unmatured.

“Subordinator Proceeds” means all present and future payments and Property received by the Subordinator from the Company and Enerplus O&G (or either of them) in satisfaction of the Subordinator Obligations, including without limitation, all deposits and investments made with such payments and Property, including all other proceeds thereof of whatsoever nature or kind.

ARTICLE 2
ACKNOWLEDGEMENT OF NOTEHOLDERS’ PRIORITY

                          Section 2.1.The Subordinator agrees that payment of the Subordinator Obligations shall be fully subordinated and junior in right of payment and postponed as contemplated in this Agreement to and in favour of the payment of the Noteholder Obligations in all circumstances.  The Noteholders shall have priority over the Subordinator in respect of all of the Property of every nature and kind now existing or hereafter acquired of the Company and Enerplus O&G, to discharge and satisfy the Noteholder Obligations, all in priority to any claim of the Subordinator.

                          Section 2.2.The subordination of the Subordinator Obligations to the Noteholder Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances.  Without limiting the generality of the foregoing, the rights and priority of the Noteholders and the subordination of the Subordinator Obligations shall not be affected by:

                 (a)the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Note Documents or the Subordinator Documents;

                 (b)the date or the order of the creation of the Noteholder Obligations or the Subordinator Obligations;

                 (c)the time or order of any advance, giving of notice or the making of any demand under the Note Documents, the Noteholder Obligations, the Subordinator Documents or the Subordinator Obligations;

                 (d)the taking of any collection, enforcement or realization proceedings by the Noteholders or the Subordinator;

                 (e)any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting the Company or its Property, Enerplus O&G or its Property, any judgement or order against the Company or Enerplus O&G or the date of any of the foregoing;

                      (f)the giving or failure to give any notice, or the order of giving notice, to the Company and/or Enerplus O&G;

                 (g)the failure to exercise any power or remedy reserved to the Noteholders under the Note Documents or to insist upon strict compliance with any of the terms thereof;

                 (h)the failure by the Company and/or Enerplus O&G to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinator Document, or any other agreement or document, regardless of any knowledge thereof which the Noteholders may have or be deemed to have or with which the Noteholders may be charged; and

                 (i)any other reason including, without limitation, any priority granted to the Subordinator, the Subordinator Documents or the Subordinator Obligations by any applicable principle of law or equity.

                          Section 2.3.(a)  Each of the Subordinator, Enerplus O&G and the Company agrees that if any Noteholder has provided the Subordinator, Enerplus O&G or the Company with notice of the occurrence and continuance of a Default or Event of Default, the Company and Enerplus O&G (or either of them) will not make to the Subordinator, and the Subordinator will not be entitled to receive, any further payments or distributions of any character in respect of any of the Subordinator Obligations until the earlier of: (i) the date on which such Default or Event of Default has been fully remedied, or (ii) the date on which all of the Noteholder Obligations have been fully and finally paid, satisfied, performed and discharged.

(b) Upon the maturity of the Note Obligations by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other amounts due in respect of the Note Obligations shall first be paid in full, or shall first have been duly provided for, before any payments are made by the Company and Enerplus O&G (or either of them) in respect of the Subordinator Obligations.

                          Section 2.4.Without limiting the generality of the foregoing and in addition to any other rights and remedies available to the Noteholders under this Agreement, any Noteholder may give a written notice (a “Default Notice”) to the Subordinator that a Default or Event of Default has occurred and is continuing and notwithstanding the provisions of any of the Subordinator Documents, the Subordinator shall hold in trust for the equal and ratable benefit of the holders of Senior Debt of the Company and Enerplus O&G (or either of them) in respect of which the Subordinator has provided a guaranty and immediately pay over to the holders of such Senior Debt of the Company all Subordinator Proceeds which it then holds or it receives or holds at any time thereafter until the earlier of: (i) the date on which such Default or Event of Default has been fully remedied or waived in writing by the Required Holders, or (ii) the date on which all of the Noteholder Obligations have been fully and finally paid, satisfied, performed and discharged.

                          Section 2.5.In the event of any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition, or any other process or proceeding having similar effect involving or affecting the Company or its Property and/or Enerplus O&G or any marshalling of the assets and liabilities of the Company and/or of Enerplus O&G:

              (a)the Noteholders will be entitled to receive payment in full of the Noteholder Obligations before the Subordinator will be entitled to receive any payment upon the Subordinator Obligations or any distribution of any kind or character, whether in cash, securities or other Property, that may be payable or deliverable in any such event in respect of the Subordinator Obligations;

                 (b)any payment or distribution of any Property of the Company and/or Enerplus O&G of any kind or character, whether in cash, securities or other Property, to which the Subordinator would be entitled, except for the provisions of this Section 2.5, shall be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Noteholders, to the extent necessary to pay in full all Noteholder Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Noteholders; and

                 (c)if, notwithstanding the foregoing, any payment or distribution of property of the Company and/or Enerplus O&G of any kind or character, whether in cash, securities or other property, is received by the Subordinator before all Noteholder Obligations are paid in full, such payment or distribution shall be held in trust by the Subordinator for the benefit of and shall be paid over to the Noteholders, for application to the payment of all Noteholder Obligations remaining unpaid until all Noteholder Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Noteholders.

ARTICLE 3

RIGHTS TO DEAL WITH COMPANY AND ENERPLUS O&G

                          Section 3.1.The Noteholders shall be entitled to deal with the Company, the Note Documents and the Noteholder Obligations as the Noteholders may see fit without in any manner affecting the subordination of the Subordinator Obligations to the Noteholder Obligations, and in particular, without limiting the generality of the foregoing, the Noteholders may from time to time:

                 (a)grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Company and/or Enerplus O&G;

                 (b)waive timely and strict compliance with or refrain from exercising any rights under the Note Documents or the Noteholder Obligations; and

                 (c)take and give up security interests in the Property of the Company and/or Enerplus O&G and release, amend, extend, supplement, restate, substitute or replace any of the Note Documents or the Noteholder Obligations in whole or in part.

                         Section 3.2.The Company and Enerplus O&G hereby acknowledge and agree to the subordination and postponement of the Subordinator Obligations to and in favor of the Noteholder Obligations hereunder and to the terms and provisions hereof.

ARTICLE 4

NOTICE BY THE SUBORDINATOR

                          Section 4.1.The Subordinator shall not enforce any right or remedy against the Company by reason of a default by the Company and/or Enerplus O&G under the Subordinator Documents unless the Subordinator provides 180 days’ prior written notice to the Noteholders of any such default and the intention of the Subordinator to exercise its rights and remedies in respect of such default, together with reasonable particulars thereof.

                          Section 4.2.None of the Subordinator or the Company or Enerplus O&G shall at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the subordination and postponement contemplated hereby.

                          Section 4.3.None of the Noteholders shall be prejudiced in their rights and remedies hereunder by any act or failure to act of the Subordinator or the Company or Enerplus O&G, or any failure by the Subordinator or the Company or Enerplus O&G to comply with any agreement or obligation, regardless of any knowledge thereof which the Noteholders may have or be deemed to have or with which the Noteholders may be charged.

                          Section 4.4.The Subordinator will not sell, transfer, assign, negotiate, mortgage, charge, grant a security interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinator Documents or the Subordinator Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Subordinator under this Agreement.

ARTICLE 5

REPRESENTATIONS OF THE SUBORDINATOR

The Subordinator represents and warrants to the Noteholders that:

                          Section 5.1.The Subordinator is an Alberta corporation, duly amalgamated, validly existing and in good standing under the laws of its jurisdiction of organization, and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Subordinator has the legal power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Subsidiary Guaranty and to perform the provisions hereof and thereof.  The Subordinator is subject to the relevant commercial law and civil law and is generally subject to suit and it does not, nor do any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise.  The Subordinator represents that the execution and delivery of this Agreement and the Subsidiary Guaranty constitute private and commercial acts rather than governmental or public acts of the Subordinator.

                         Section 5.2.This Agreement and the Subsidiary Guaranty have been duly authorized by all necessary action on the part of the Subordinator, and this Agreement and the Subsidiary Guaranty constitute the legal, valid and binding obligations of the Subordinator enforceable against the Subordinator in accordance with their terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                          Section 5.3.The execution, delivery and performance by the Subordinator of this Agreement and the Subsidiary Guaranty will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Subordinator under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, declaration of trust, charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Subordinator is bound or by which the Subordinator or any of its properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Subordinator or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Subordinator.

                          Section 5.4.No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Subordinator of this Agreement and the Subsidiary Guaranty.

                          Section 5.5.(a) There are no actions, suits or proceedings pending or, to the knowledge of the Subordinator, threatened against or affecting the Subordinator or any property of the Subordinator in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

              (b)The Subordinator is not in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

                          Section 5.6.The Subordinator has filed all tax returns that are required to have been filed in any jurisdiction, and has paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or any of its property, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Subordinator has established adequate reserves in accordance with GAAP.  The Subordinator knows of no basis for any other tax or assessment against the Subordinator that could reasonably be expected to have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Subordinator in respect of Canadian, federal or provincial or United States federal, state or other taxes for all fiscal periods are adequate.

                         Section 5.7.(a) The Subordinator has good and sufficient title to its properties that individually or in the aggregate are Material, free and clear of Liens prohibited by this Agreement and the Subsidiary Guaranty.  All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

              (b)All of the outstanding shares of capital stock or similar equity interests of the Company have been validly issued, are fully paid and nonassessible and are owned by the Company free and clear of any Lien.

                          Section 5.8.The Subordinator owns or possesses all licenses and permits that individually or in the aggregate are Material, without known conflict with the rights of others.

                          Section 5.9.Neither the Subordinator nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Note Purchasers and not more than 20 other Institutional Investors, each of which has been offered the Notes at a private sale for investment.  Neither the Subordinator nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act.

ARTICLE 6

COVENANTS OF THE SUBORDINATOR

The Subordinator covenants to the Noteholders that so long as any of the Notes are outstanding:

                          Section 6.1.The Subordinator will comply with all laws, ordinances or governmental rules or regulations to which it is subject and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of its properties or to the conduct of its businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                    Section 6.2.       The Subordinator will file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Subordinator; provided that the Subordinator need not pay any such tax or assessment or claims if (a) the amount, applicability or validity thereof is contested by the Subordinator on a timely basis in good faith and in appropriate proceedings, and the Subordinator has established adequate reserves therefor in accordance with GAAP on the books of the Subordinator or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

ARTICLE 7

MISCELLANEOUS

                          Section 7.1.Any notice required or permitted to be made under this Agreement may be served personally at or sent by facsimile transmission or ordinary mail to the applicable addresses and telecopy numbers set out below.  Any notice given shall be deemed to have been received on actual receipt.

(a)           If to the Noteholders:

At the address specified for communications
in Schedule A attached hereto

(b)           If to the Subordinator:

Enerplus Resources Corporation
The Dome Tower
3000, 333-7th Ave. SW
Calgary, AB T2P 2Z1
Attention: Chief Financial Officer
Fax No.: (403) 298-8888

(c)           If to the Company:

EnerMark Inc.
The Dome Tower
3000, 333-7th Ave. SW
Calgary, AB T2P 2Z1
Attention:  Chief Financial Officer
Fax No.:  (403) 298-8888

(d)           If to Enerplus O&G:

Enerplus Oil & Gas Ltd.
The Dome Tower
3000, 333-7th Ave. SW
Calgary, AB T2P 2Z1
Attention: Chief Financial Officer
Fax No.: (403) 298-8888

                          Section 7.2.Each of the Subordinator, the Company and Enerplus O&G shall, at the reasonable request of the Noteholders, and at the expense of the Company, execute such additional documents and instruments, and do such further acts or things as may be reasonably necessary to give full force and effect to the intent of this Agreement.

                          Section 7.3.This Agreement shall enure to the benefit of and be binding upon the Noteholders, the Subordinator, the Company and Enerplus O&G and their respective successors and assigns. This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively) with the written consent of the Subordinator and each holder of the Notes.  However, no consent or agreement of the Company and/or Enerplus O&G shall be necessary to any amendment to the terms hereof by the Subordinator and the Noteholders.

                          Section 7.4.The Company and Enerplus O&G hereby acknowledge and agree that this Agreement has been entered into for the sole benefit of the Noteholders and the Subordinator.

                          Section 7.5.This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

                          Section 7.6.This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ENERMARK INC.	ENERPLUS RESOURCES CORPORATION

By:		By:
Name:	Robert J. Waters	Name:	Robert J. Waters
Title:	Senior Vice-President and Chief	Title:	Senior Vice-President and Chief
	Financial Officer		Financial Officer

By:		By:
Name:	Wayne T. Foch	Name:	Wayne T. Foch
Title:	Vice President, Finance	Title:	Vice President, Finance

ENERPLUS OIL & GAS LTD.

By:
Name:	Robert J. Waters
Title:	Senior Vice-President and Chief
Financial Officer

By:
Name:	Wayne T. Foch
Title:	Vice President, Finance

As a Note Purchaser:
[Signatures of Noteholders Redacted]

EnerMark Inc.	First Amendment

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT

This First Amendment, dated effective as of June 15, 2006, to the Note Purchase Agreement dated as of October 1, 2003 is among EnerMark Inc., a body corporate constituted under the laws of Alberta (the "Company") and Enerplus Resources Fund, a trust formed in accordance with the laws of Alberta (the "Fund") and Enerplus Resources Corporation, a body corporate amalgamated under the laws of Alberta and Enerplus Oil & Gas Ltd., a body corporate constituted under the laws of Alberta (collectively, the "Subsidiary Guarantors") and each of the institutions which is a signatory to this First Amendment (collectively, the "Noteholders").

RECITALS:

A.
The Company and each of the Noteholders have heretofore entered into separate and several Note Purchase Agreements each dated as of October 1, 2003 (collectively, the "Note Purchase Agreements").  The Company has heretofore issued the U.S. $54,000,000 5.46% Senior Notes due October 1, 2015 (the "Notes") dated October 1, 2003 pursuant to the Note Purchase Agreements.  The Noteholders are the holders of 100% of the outstanding principal amount of the Notes.

B.	The Company and the Noteholders now desire to amend the Note Purchase Agreements in the respects, but only in the respects, hereinafter set forth.

C.	Pursuant to Section 17.1 of the Note Purchase Agreement, the amendments set out herein require the approval of the Required Holders.

D.	Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Purchase Agreements unless herein defined or the context shall otherwise require.

E.
All requirements of law have been fully complied with and all other acts and things necessary to make this First Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, the Company and the Noteholders, in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, do hereby agree as follows:

SECTION 1	AMENDMENTS

1.1	Schedule B of the Note Purchase Agreements shall be and is hereby amended by amending the definition of "Consolidated EBITDA" in its entirety to read as follows:

"Consolidated EBITDA" for any period means, without duplication, the sum of (a) Consolidated Net Income during such period plus (to the extent deducted in determining Consolidated Net Income), (b) all provisions for federal, provincial or other income and capital taxes made by the Fund and its consolidated Subsidiaries during such period, (c) all provisions for depletion, depreciation, accretion and amortization made by the Fund and its consolidated Subsidiaries during such period, (d) Consolidated Interest Expense during such period, and (e) all other non-cash losses of the Fund and its consolidated Subsidiaries during such period, and minus (f) all other non-cash gains of the Fund and its consolidated Subsidiaries during such period.

EnerMark Inc.	First Amendment

SECTION 2	MISCELLANEOUS

2.1
This First Amendment shall be construed in connection with and as part of each of the Note Purchase Agreements, and except as modified and expressly amended by this First Amendment, all terms, conditions and covenants contained in the Note Purchase Agreements, the Notes and the Subsidiary Guaranty are hereby ratified and shall be and remain in full force and effect.

2.2
Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this First Amendment may refer to the Note Purchase Agreements without making specific reference to this First Amendment but nevertheless all such references shall include this First Amendment unless the context otherwise requires.

2.3	The descriptive headings of the various Sections or parts of this First Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

2.4	This First Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta.

EnerMark Inc.	First Amendment

2.5
The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this First Amendment may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

ENERMARK INC.

By:	"Robert J. Waters"
Robert J. Waters
Senior Vice President & Chief Financial Officer

By:	"Rodney D. Gray"
Rodney D. Gray
Vice President, Finance

Acknowledged:

ENERPLUS RESOURCES FUND

By:	"Robert J. Waters"
Robert J. Waters
Senior Vice President & Chief Financial Officer

By:	"Rodney D. Gray"
Rodney D. Gray
Vice President, Finance

ENERPLUS RESOURCES CORPORATION

By:	"Robert J. Waters"
Robert J. Waters
Senior Vice President & Chief Financial Officer

By:	"Rodney D. Gray"
Rodney D. Gray
Vice President, Finance

ENERPLUS OIL & GAS LTD.

By:	"Robert J. Waters"
Robert J. Waters
Senior Vice President & Chief Financial Officer

By:	"Rodney D. Gray"
Rodney D. Gray
Vice President, Finance

EnerMark Inc.	First Amendment

Acknowledged and Agreed to effective as of the date first written above:

[Signatures of Noteholders Redacted]